U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                   Form 10-SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
               BUSINESS ISSUERS Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                          THE HARTCOURT COMPANIES, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


                         Utah                              87-0400541
           -------------------------------             ------------------
           (State of Other Jurisdiction of              (I.R.S. Employer
            Incorporation or Organization)             Identification No.)


     19104 S. Norwalk Boulevard, Artesia, California           90701
     -----------------------------------------------       -------------
        (Address of Principal Executive Offices)             (Zip Code)


                                 (310) 403-1126
                           --------------------------
                           (Issuer's Telephone Number)


         Securities to be registered pursuant to 12(b) of the Act: None
                                                                   ----

           Securities to be registered pursuant to 12(g) of the Act:


                          Common Stock $.001 Par Value
                                (Title of Class)

                                TABLE OF CONTENTS
                                      Page
                                     PART I


Item 1.   Description of Business............................................  3

Item 2.   Management's Discussion and Analysis or Plan of Operation..........  9

Item 3.   Description of Property............................................ 15

Item 4.   Security Ownership of Certain Beneficial Owners and Management..... 18

Item 5.   Directors, Executive Officers, Promoters and Control Persons....... 20

Item 6.   Executive Compensation............................................  21

Item 7.   Certain Relationships and Related Transactions....................  22

Item 8.   Description of Securities.........................................  23

                                     PART II

Item 1.   Market Price of and Dividends of the Registrant's Common Equity
          and Other Shareholder Matters.....................................  25

Item 2.   Legal Proceedings.................................................  25

Item 3.   Changes and Disagreements with Accountants........................  26

Item 4.   Recent Sales of Unregistered Securities...........................  26

Item 5.   Indemnification of Directors and Officers.........................  27

                                    PART F/S
          Financial Statements..............................................  28

                                    PART III

Item 1.   Index to Exhibits.................................................  62

Item 2.   Description of Exhibits...........................................  62

Explanatory Note:

         Unless otherwise indicated or the context otherwise requires, all references herein to the "Company" are to The Hartcourt Companies, Inc., a Utah corporation, and its wholly owned subsidiaries, Harcourt Investments (USA) Inc. ("Harcourt USA") and the Hartcourt Pen Factory, Inc. ("Hartcourt Pen"). All share and per share information contained herein has been adjusted to reflect a five-for-seven reverse split of the Company's Common Stock effected on October 6,1995, and a one-for-five reverse split of the Company's Common Stock effected on August 1, 1996.


                                     PART I


Item 1.  Description of Business

General

         Stardust, Inc.-Production-Recording-Promotion ("Stardust"), a corporation organized under the laws of the State of Utah in September 1983, acquired all of the outstanding shares of Harcourt USA, a Nevada corporation, for 6,110,337 shares of Stardust common stock (after taking into account a reverse stock split and stock dividend) pursuant to an Agreement and Plan of Reorganization dated November 5, 1994. At the time of this acquisition, Stardust was a "shell" corporation with no assets, business or operations. Subsequent to the acquisition of Hartcourt USA, Stardust changed its name to "The Hartcourt Companies, Inc."

         Harcourt USA was organized under the laws of the State of Nevada in April 1993, to engage in the design, manufacture and sale of writing instruments. Harcourt USA entered into a Stock Exchange Agreement dated August 8, 1994 with Eastern Rocester Limited, a Hong Kong corporation and, pursuant thereto, acquired Eastern Rocester Limited's 60% interest in Xinhui Harchy Modern Pens, Ltd. (The "Xinhui JV"), a joint venture located in the Guangdong province of the People's Republic of China ("China"), in exchange for 250,000 shares of Harcourt USA common stock, representing 80% of the common stock of Harcourt USA outstanding immediately subsequent to the transaction. The remaining 40% interest in the Xinhui JV was held by Xinhui Orient Light Industrial Corp., a Chinese government-owned company. Pursuant to an amendment to the joint venture agreement governing the Xinhui JV entered into in October 1995, the Company's interest was reduced to a 52% interest in the Xinhui JV, with the remaining 48% held by Xinhui Orient Light Industrial Corp.

         Hartcourt Pen was organized under the laws of the State of Nevada in October 1993 to engage in the sale of writing instruments. Hartcourt Pen entered into an Agreement and Plan of Reorganization dated December 1, 1994 with Harcourt USA, pursuant to which Harcourt USA acquired all of the outstanding shares of Hartcourt Pen in exchange for 38,625 shares of Harcourt USA common stock. In connection with this transaction, 1,000 shares of Harcourt USA Original

Preferred Stock were issued to Dr. Alan Phan in consideration of certain intangible assets and services rendered by Dr. Phan in connection with the establishment of Hartcourt Pen. Hartcourt Pen currently is in the business of importing pens, markers and components from China, Germany, Taiwan and Italy for assembly (often by others) in the United States. It conducts certain limited research and development activities in the United States, but engages in no domestic manufacturing activities.

         The Hartcourt Companies, Inc. commenced limited business activities involving the design, manufacture and sale of writing instruments in December 1994. The Company's present operations involve the assembly and distribution of writing instruments. The Company's current primary objective is to acquire operating companies with related products to maximize the marketing process and expand the distribution of writing instruments. A secondary objective is to acquire real property assets and to utilize profits from the development of the Company's present real property assets in order to diversify and create a multi dimensional company. The principal executive offices of the Company are located at 19104 South Norwalk Boulevard, Artesia, California 90701. The Company's telephone number is (310) 403-1126.

         In April 1993, the Xinhui JV commenced construction of a 170,000 square foot manufacturing plant approximately ten miles north of Xinhui City. The plant commenced limited operations in December 1994 and was fully operational by July 1995. By July 1996, the plant was operating at approximately 20% of its capacity and employed approximately 80 people. It is estimated by management that additional working capital in the amount of approximately $3,000,000 will be required to permit the plant to operate at full capacity (300,000,000 pens annually). There is no contractual obligation on the part of the joint venture partners to provide this additional financing.

         In April 1994, the Company entered into a Lease Agreement with Tokai-Anza-Scripto Pen Company ("Anja"), for the use of five special ball pen assembly machines by the Xinhui JV. The lease provides for semi-annual payments of $25,000 over a ten-year term, subject to adjustment based on future purchases of merchandise by the Company from the lessor. Consequently, annual lease payments could range from zero, if annual purchases are in excess of $1,000,000, to $100,000, if annual purchases are less than $100,000. The machinery was delivered by Anja in June 1995. However, the machinery initially did not function properly and therefore, the lease term did not commence until February 1996. In December 1996, the machinery was shipped by vessel back from the Xinhui JV to the Company and is scheduled to arrive in January 1997. The Company and Anja have agreed to terminate the lease upon delivery of the machinery to Anja with no further obligation to the Company. To date, there have been no payments under this lease.

         CKES Acquisitions Inc. ("CKES"), a corporation organized under the laws of the State of Nevada in September 1996, and a non-affiliate, acquired all of the outstanding shares of the Company's wholly-owned subsidiary Harcourt (USA), pursuant to a Purchase and Sale Agreement dated September 27, 1996, thus replacing the Company as a joint venture partner in the Xinhui JV. Title to the shares was transferred to CKES in return for a Secured Promissory Note in the principal sum of $3,000,000, payable monthly, with accrued compound interest at six percent (6%) per annum. The Company has no present contractual obligation to the Xinhui JV.

         In January 1996, the Company entered into a Memorandum of Understanding to acquire Yafa Pen Company ("Yafa"), a California corporation, with offices in Los Angeles, California. The purchase price consisted of an initial cash payment of $285,000 and 80,000 shares of the Company's Preferred Stock. Pursuant to the Memorandum of Understanding, the Company advanced to Yafa a total of $200,000, secured by two promissory notes, the amount of this advance to be offset against the purchase price for Yafa. Various disputes arose between the Company and Yafa, and in September 1996 the parties entered into a confidential settlement agreement and agreed to terminate the Memorandum of Understanding.

         Pursuant to a Purchase Contract dated March 21, 1996, between the Company and Exceptional Specialty Products, Inc., a California corporation, located in Laguna Hills, California, the Company acquired a complete line of cosmetics valued at $310,815, including inventory consisting of liquid makeup in bulk, finished product consisting of various lotions, creams, cleansers, scrubs, liquid makeup, eye shadow, accent pencils, mascara, makeup brushes, translucent powder, makeup bags, and mirrors, for 60,000 shares of the Company's Common Stock. Included in this purchase is the United States trademarked brand name Camille St. Moritz, under which the inventory will be marketed, as well as containers, labels, packaging, stationery and promotional materials. The Company has not sold any of the cosmetic products since the purchase and is currently seeking overseas importers, primarily in China, to purchase the entire inventory and market the products. The Company does not intend to distribute the cosmetics other than to importers who will be responsible for their own marketing networks and money collection.

         In August 1996, The Company entered into a Purchase and Sale Agreement with NuOasis International Inc. ("NuOasis"), a corporation incorporated under the laws of the Commonwealth of Bahamas, for the purchase of a commercial real estate project, consisting of three 5-7 story apartment buildings, commonly known as the Peony Gardens Property, ("Peony Gardens") located in the eastern part of Tongxian in Beijing city, mainland China. The purchase price consists of a Convertible Secured Promissory Note, granting NuOasis a security interest in the property, in the principal amount of $12,000,000 and the greater of 10,000,000 shares of the Company's Common Stock, or that number of shares of the Company's Common Stock having a market value equal to $10,000,000 immediately preceding the closing date. On August 8, 1996, an Addendum to the Purchase and Sale Contract was agreed to by the Company and NuOasis, by which the Company's obligation to issue stock to NuOasis was reduced to 4,000,000 shares of its Common Stock. The transaction was completed on September 8, 1996. As of December 1996, the apartment buildings were approximately 35% complete, and it is anticipated by the Company that the project will be completed by August 1997. The Company has no obligation for construction costs or any other costs relating to the project's completion. At completion, the Company will commence operation of the project. It is anticipated that the Company may sell some of the buildings, or units within the buildings, to provide initial operating funds. There can be no assurance, however, as to when, if ever, the Company will be successful in selling some of the buildings, or units within the buildings to obtain operating funds, or whether, or to what extent, the project will be profitable. See Part 1, Item 3, "Description of Property - Real Estate and Operating Data."

         In September 1996, the Company entered into a Sales Agreement with Mandarin Overseas Investment Co., Ltd. ("Mandarin"), an unaffiliated Turks and Caicos chartered company located in Central Hong Kong, for its undivided 50% interest in thirty-four State of Alaska mineral lease gold lode claims, known as Lodestar claims numbered 35-68, consisting of 160 acres each, all located in the Melozitna mining district near Tanana, Alaska, approximately 300 air-kilometers west of the city of Fairbanks, Alaska. The Company will pay $3,000,000 in shares of its Common Stock to Mandarin for its undivided 50% interest in the mineral lease gold lode claims, all shares to be issued pursuant to Regulation "S." Certain maintenance and administrative costs will be incurred to maintain the claims in a good standing status with all regulatory agencies. The Company has agreed to pay Mandarin fifty percent (50%) of all such administrative costs necessary to maintain the claims in good standing, such costs not expected to exceed $2,500 annually and, at the end of two years from the date of the Agreement, the Company will pay an additional amount representing fifty percent (50%) of no less than twenty-five thousand dollars ($25,000) in connection with the requirements of regulatory agencies.

         In September 1996, the Company entered into a Sales Agreement with Promed International Ltd. ("Promed"), an unaffiliated Turks and Caicos chartered company with offices in the British crown colony of Gibraltar, for the purchase of their undivided 50% interest in thirty-four State of Alaska mineral lease gold lode claims, known as Lodestar claims numbered 1-34, consisting of 160 acres each, all located in the Melozitna mining district near Tanana, Alaska, approximately 300 air-kilometers west of the city of Fairbanks, Alaska. The Company will pay $3,000,000 in shares of its Common Stock to Promed for its undivided 50% interest in the mineral lease gold lode claims, all shares to be issued pursuant to Regulation "S." Certain maintenance and administrative costs will be incurred to maintain the claims in good standing with all regulatory agencies. The Company has agreed to pay Promed fifty percent (50%) of all such costs, not to exceed $2,500 annually, and at the end of two years from the date of the Agreement, the Company will pay an additional amount representing fifty percent (50%) of no less than twenty-five thousand dollars ($25,000) in connection with the requirements of regulatory agencies.

         Management intends to obtain the services of an independent geo-survey company to prepare detailed geo-maps of the gold lode claims acquired from Mandarin and Promed, and to evaluate existing studies, at an estimated cost of approximately $160,000. If these studies confirm the valuation that has been represented, the Company intends to raise sufficient capital to fulfill the requirements of the mining project. Management does not expect this to affect other activities in which the Company is involved. There can be no assurance, however, as to when, if ever, the Company will obtain the necessary capital to fulfill the requirements of the mining project, or whether, or to what extent, the project will be profitable, should operations commence. See Item 3. "Description of Property - Mineral Lease Gold Lode Claims."

         During 1994 and 1995, the Company entered into various negotiations involving transactions relating to the manufacture and sale of writing instruments. None of these transactions were completed. See Part III., F/S, "Consolidated Financial Statements, Years Ended December 31, 1995 and 1994 -- Notes to Financial Statements," Item 13. "Commitments."

         Except for certain limited operations involving the manufacture and distribution of writing instrument in China through the Xinhui JV and the assembly and distribution of writing instruments in the United States through Hartcourt Pen, the Company's activities to date primarily have consisted of raising capital, obtaining financing, locating and acquiring equipment, identifying prospective customers and suppliers, installing and testing equipment and administrative activities relating to the foregoing, as well as identifying real property for potential acquisition. The Company's future business, including expansion of its current limited operations, requires substantial additional equity and/or debt financing, which may not be available in a timely manner, on commercially reasonable terms, or at all. Since the Company is in the development stage, it is subject to all the risks inherent in undertaking a new business venture. See Part I, Item 2, "Management's Discussion and Analysis or Plan of Operation."

         See Part I, Item 7, "Certain Relationships and Related Transactions" for information about the interests of certain directors, executive officers and promoters of the Company in the formation and reorganization transactions described above involving Stardust, Harcourt USA and Hartcourt Pen.

          See Part 1. Item 3, "Description of Property," for information about the Company's facilities.


Principal Products, Distribution and Competitive Conditions

         The Company's present business activities consist of the assembly and distribution of a broad range of writing instruments, ranging from the most commonly used and inexpensive plastic ballpoint pens to high-priced luxury and collectible fountain pens. The Company also distributes special order stationery items, such as daily diaries and planners, organizers and desk sets and other desk items, manufactured by others.

         Commonly used and inexpensive writing instruments ("Popular Items") assembled and sold by the Company include a broad range of ballpoint pens, roller pens, cosmetic pens, white board markers, water color markers, permanent markers, highlighters, erasable ballpoint pens and magic ink pens. The Company's Popular Items are available in various compositions and colors of plastic barrels and in a variety of ink colors.

         Higher priced and luxury writing instruments ("Luxury Items") sold by the Company include ballpoint, roller and fountain pens as well as mechanical pencils. The barrels of Luxury Items generally are composed of brass or stainless steel with lacquer or engraved designs and have nibs (the point of the pen that regulates ink flow) of German-made iridium, as well as gold-plated accessories.

         Management believes that the materials and equipment used in the assembly of the Company's products generally are available from multiple sources on competitive terms. Therefore, the Company does not anticipate any significant delays in the acquisition of, or shortages of, either materials or equipment.

         The Company believes that the markets for its broad range of writing instruments are relatively fragmented and highly competitive. There are many local, national and multinational importers of writing instruments in the United States and elsewhere, and the Company's ability to compete successfully will be dependent upon numerous factors, including its ability to obtain necessary financing in a timely manner and on commercially acceptable terms, as well as upon the design, quality and price of its products and its customer service. Many of the Company's competitors have greater experience and far greater financial and other resources than the Company, which is in the development stage. There can be no assurance that the Company will be able to compete successfully in its markets.


Doing Business in China

         GENERAL. Because the Company's Peony Gardens project is in China and China is among the possible markets targeted by the Company for future acquisitions, as well as a market for the purchase of its cosmetic products inventory, China is important to the Company's success. The operation of facilities in China involves certain risks and special considerations not typically associated with operations in the United States.

         These risks generally relate to: (I) social, economic and political uncertainty; (ii) substantial governmental involvement in and control over the Chinese economy; (iii) the possibility that the Chinese government could elect to discontinue its support of the economic reform programs implemented in 1978 and return to a completely centrally planned economy; and (iv) possible nationalization or expropriation of assets. Accordingly, government actions in the future could have a significant effect on economic conditions in China. Such actions, and resultant changes in the Chinese economy, could significantly aversely affect, limit or eliminate opportunities for foreign investment, the prospects of private sector enterprises operating in China and the value of the Company's investments in China.

         RESTRICTIONS ON FOREIGN CURRENCY EXCHANGE. In order to meet foreign currency obligations and remit dividends to foreign owners, a joint venture operating in China must convert a portion of its funds from the Chinese currency, the Chinese Renminbi (the "RMB"), to other currencies. Because China controls its foreign currency reserves, RMB earnings within China can not freely be converted into foreign currencies, except with government permission and at rates which are determined in part by supply and demand at authorized financial institutions, such as the People's Bank of China or at government-regulated foreign exchange swap centers established by the State Administration of Exchange Control. In the event of shortages of foreign currencies, the Company may be unable to convert sufficient RMBs into foreign currencies to enable it to comply with foreign currency payment obligations or to make distributions to equity holders located outside of China.

         VOLATILITY OF EXCHANGE RATES. There has been significant volatility in the exchange rates of RMBs to U.S. Dollars in the recent past and future exchange rates may also experience significant volatility.

         ENVIRONMENTAL REGULATION. The Company's Chinese operations are subject to central, provincial and local environmental protection laws and regulations. The costs and effects of compliance with environmental laws and regulations in the United States (federal, state and local) and China (central, provincial and local) have not been material in the past and are not anticipated to be material in the future.


Employees

         The Company currently employs four full-time and three-part-time employees at its principal executive offices in the United States. Hartcourt Pen is located at this headquarters location, which also is the site for certain research and development activities. The Company does not expect any significant changes in the number of employees during the next twelve months.


Research and Development

         The Company currently conducts limited research and development activities involving the creation of ink formulas, as well as the engineering design of pens and materials used for components of writing instruments. During the fiscal years ended December 31, 1993, 1994 and 1995, $110,650, $180,440 and
$38,205 respectively, was expended in connection with such activities. During the 9 month period ended September 30, 1996 approximately $20,000 was expended in connection with research and development activities. Management anticipates that research and development costs as a percentage of sales will not increase materially from current levels.


Item 2.  Management's Discussion and Analysis or Plan of Operation

            The Company is a development stage company that assembles and imports writing instruments for sale in the U.S. During 1994 and 1995, the Company entered into negotiations involving various transactions intended to increase the Company's inventory and ability to manufacture, assemble and import writing instruments. None of these transactions were completed. See Part F/S, "Consolidated Financial Statements, Years Ended December 31, 1995 and 1994 -Notes to Financial Statements," Item 13. "Commitments."

          During the first quarter of 1996, the Company acquired a complete line of cosmetics and the United States trademarked name Camille St. Moritz, under which the cosmetics will be marketed. The Company does not intend to market the products in the United States, and is currently seeking overseas importers, primarily in China, to purchase the inventory and market the products. There have been no sales of the cosmetic products since the Company acquired the line, and there can be no assurance that the Company will find importers to purchase its cosmetic product inventory. See Item 1. "Description of Business -- General."

         During the third quarter of 1996, the Company acquired Peony Gardens, a commercial real estate project in the eastern part of Tongxian in Beijing city, mainland China, commonly known as the Peony Gardens property. The project, when completed, will be comprised of three 5-7 story apartment buildings. The buildings are scheduled for completion in the third quarter of 1997. The Company has no obligation for construction costs, or any costs relating to the project's completion and will not assume operating costs until full completion of the project. Upon the full completion of the project, it is anticipated by Management that the Company may sell some of the buildings, or units within the buildings, to provide initial operating funds. Any sale or lease of the buildings, or of units within the buildings, by real estate brokers in China is subject to a 5% commission. It is the Company's intent to have the properties managed by a real estate management company, local to the area, whose services will be compensated, if possible, through the issuance of the Company's Common Stock. Real estate company management fees for the area are 4% of total rents collected. There can be no assurance as to when, if ever, the Company will obtain these initial, or future, operating funds, or whether, or to what extent, the project will be profitable. See Item 3.
"Description of Property -- Real Estate and Operating Data."

         During the third quarter of 1996, the Company purchased, in two separate transactions, an undivided 50% interest in a total of 68 mineral lease gold lode claims, 34 from each transaction respectively, located in the Melozitna mining district near Tanana, in southern Alaska. Until such time as an independent geo-survey company has prepared detailed geo-maps of the area, and an evaluation of existing studies has been performed on the properties, the Company does not intend to enter into any mining activities on these claims. The Company estimates that the cost for the geosurvey service will be approximately $160,000. Management is establishing a program to finance the administrative and developmental needs of the gold claims. There can be no assurance, however, as to when, if ever, the Company will obtain the necessary capital to fulfill the requirements of the mining project, or whether, or to what extent, the project will be profitable, should operations commence. See Item 3. "Description of Property -- Mineral Lease Gold Lode Claims."


Results of Operations

Fiscal Years 1995 and 1994

         The Company's domestic U.S. sales activity commenced, on a limited basis, during the fourth quarter of 1994 and its Chinese facilities were not completed and in full operation until the

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



beginning of the third quarter of 1995. Because the Company had no operations at all during the first half of 1994 and only limited operations during that latter half of that year, comparison of results for 1994 and 1995 (during which the Company had operations for the full year) are not meaningful. Consequently, the following discussion primarily relates to the 12 months ended December 31,1995.

         During the 12 months ended December 31, 1995, consolidated sales were $354,000, compared to $475,000 for 1994, representing a decrease of 25% in 1995 from 1994, due to a decrease in the mail order market The Company's sales during the 12 months ended December 31, 1995 consisted of $250,000 by the Xinhui JV to customers within China and $104,000 from domestic U.S. sales. Sales in 1994 were exclusively from U.S. domestic operations, which consisted primarily of mail order activities.

         Cost of sales for the year ended December 31, 1995 was $160,000, compared to $32,000 for 1994, representing an increase of 400% over 1994. This increase was primarily due to the Company's increased sales of low cost pens, resulting in a lower profit margin.

         The gross profit margin for the year ended December 31, 1995 was 54.8%, compared to 57.3% for 1994. The reduction in gross profit during 1995 is attributable to competitive pressures to lower prices and pricing decisions by management intended to increase the Company's market share. Management expects these factors to continue to affect pricing in the future, and to result in substantial additional reductions in gross margins.

         General and administrative expenses were $1,558,000 during 1995, compared to $429,000 in 1994, an increase of 263%. This substantial increase was due to expansion of the Company's marketing efforts both domestically and in China, through the addition of personnel and related costs. Administrative expenses of the Xinhui JV increased substantially during 1995, as construction activities were completed and manufacturing operations commenced. In particular, the commencement of manufacturing operations required the hiring of additional sales and administrative personnel. In addition, during 1995 the Company incurred interest expense in the amount of $851,000 in connection with loans in the aggregate amount of $1,227,325 obtained during 1995 to finance equipment for the Xinhui JV factory. The Company incurred no interest expense during 1994. Management currently is engaged in negotiations to convert accrued interest on these loans to principal and to permit the Company to repay these loans over a longer term, thereby lowering monthly outlays for debt service. See "--Liquidity and Capital Resources."

Foreign Currency

         The Xinhui JV reports its operating results and financial condition in the local currency, the Chinese Renminbi (the "RMB"). The effect of changes in foreign currency exchange rates had minimal effect on the sales and cost of sales of the Xinhui JV during the period in which the Company was joint venture partner, since it operates almost exclusively within China and engages in minimal importing or exporting activities. Further, changes in the foreign currency exchange rate have had no direct effect on the Company's consolidated results of operations, because exchange gains and losses are not included in the Company's net income
(loss), in accordance with Statement of Financial Accounting Standard No. 52.

Liquidity and Capital Resources

         Changes in cash flows resulting from the Company's operating activities for the year ended December 31, 1995 as compared to the prior year were due to the commencement of full operation of the Xinhui JV during the third quarter of 1995. Accounts receivable increased by $59,000, or 616%, to $69,000 at December 31, 1995 from $10,000 at December 31, 1994, and inventories increased by $294,000, or 40.8%, to approximately $1,011,000 at December 31, 1995 from
$718,000 at December 31, 1994, primarily as a result of the commencement of operations by the Xinhui JV. Domestic operations also showed modest increases in accounts receivable and inventories for the same reasons.

         At December 31, 1995 the Company was experiencing a deficiency in operating cash flow. This deficiency was primarily the result of the operations of the Xinhui JV and, to a lesser extent, to U.S. domestic operations. In China, it is customary commercial practice to provide customers purchasing "on account" with substantially more liberal payment terms than are generally available with the U.S., with terms of net 120 or even 180 days commonplace.

         The Company's cash flow deficiency from U.S. domestic operations is attributable to the Company's development stage. Management anticipates that, as domestic sales increase, the domestic cash flow deficiency should diminish and, eventually, disappear.

         Prepaid expenses decreased by $128,000, or 63.9%, to $72,000 at December 31, 1995 from $200,000 at December 31,1994, due to the transfer of amounts from prepaid expenses and construction in progress to property, plant and equipment during 1995. In addition, Common Stock subscriptions receivable decreased in recognition of receipt, by the Company, of the proceeds of Common Stock subscription agreements fulfilled prior to December 31, 1995.

         Property, plant and equipment increased by $1,906,000, or 26.8%, to $9,031,000 at December 31, 1995 from $7,125,000 at December 31,1994, and deposits and other assets decreased by $595,000, or 96.3%, to $23,000 at December 31, 1995 from $618,000 at December 31, 1994, as a result of the transfer of certain amounts to property, plant and equipment from construction in progress in connection with completion of the Xinhui JV plant and from deposits in connection with equipment on order at the end of 1994 and delivered during 1995.

         Current liabilities increased by $3,092,000, or 82.6%, to $6,837,000 at December 31, 1995 from $3,745,000 at December 31, 1994, because of the transfer of long-term debt to current debt and due to additional borrowing by the Xinhui JV to meet cash flow needs for completion of construction of the manufacturing facilities and to finance operations while sales and marketing programs are implemented within China. Long-term debt decreased by approximately $480,000, or 48.9%, to approximately $502,000 at December 31, 1995 from $982,000 at December 31, 1994, due to transfer of a portion thereof to current debt.

         At December 31, 1995, $773,000 of the Company's current debt was attributable to 12 loans from various banks and companies within China to the Xinhui JV. These loans have various maturity dates during calendar year 1996, and currently bear interest at various rates ranging from 11.7% to 22.8%. One of these loans, in the principal amount of $682,600, is secured by machinery and equipment, and the remaining amounts are unsecured.

         The Company's indebtedness, as of December 31, 1995, also included the following loans, all of which were in default the at that date and, therefore, are classified as due within one year for financial statement reporting purposes.

 Principal
  Amount          Interest Rate    Terms and Maturity
----------        -------------    ------------------
$1,901,000        17.3% at         Single payment due in March 1997.
                  12/31/95 (1)

  $430,000 (2)     12%             Monthly payments of principal and interest in
                                   the amount of $15,253 due through March 1998.

   $40,000 (2)     6%              Monthly payments of principal and interest in
                                   the amount of $4,000 due through June 1995.

   $61,000 (2)     10%             Monthly payments of principal and interest in
                                   the amount of $5,000 due through November
                                   1996.

(1)   The interest rate is a floating rate.

(2) The loans associated with note (2) were in default at December 31, 1995 and, therefore, were classified as current in the Company's financial statements as of that date.


Interim Periods Ended September 30, 1996 and 1995

         During the 9 months ended September 30, 1996, consolidated sales were $374,367, compared to $220,840 at September 30, 1995, representing an increase of 70% in 1996 over 1995. The Company's sales during the 9 months ended September 30, 1996 consisted entirely of domestic U.S.
sales.

         Cost of sales during the 9 months ended September 30, 1996 was $556,684 compared to $142,326 at September 30, 1995, representing an increase of approximately 291.13% over 1995.

This increase was primarily due to the liquidation at auction of outdated, old inventory items received from the Xinhui JV upon the sale of the Company's interest. Another factor was the Company's increased sales of low cost pens.

         The gross loss of $(182,317) for the period ended September 30, 1996 represented a decrease of $(260,831) compared with the approximately 55.16% gross profit margin for the same period in 1995. The gross loss during the 9 months ended September 30, 1996 is attributable to the increased cost of sales and competitive pressures to lower prices. Management does not expect inventory liquidation to continue to affect the gross profit margin, since no additional liquidation of inventory is anticipated. However, Management expects competitive pressures to lower prices to continue to affect pricing in the future and to result in substantial additional reductions in gross margins.

         General and administrative expenses were $388,853 at September 30, 1996, compared to $633,355 for the same period in 1995. This reduction was due to the Company's efforts to reduce overhead and because the Xinhui JV general and administrative expense is not included. The Company sold its interest in the Xinhui JV and has no further obligation for loans in the aggregate amount of $1,227,325 obtained during 1995 to finance equipment for the Xinhui JV factory. See Part I, Item 1, "Description of Business."

Foreign Currency

         Changes in foreign currency exchange rates had minimal effect on the sales and cost of sales of the Xinhui JV during the period in which the Company was a joint venture partner. Further, changes in the foreign currency exchange rate have had no direct effect on the Company's consolidated results of operations. See Part I, Item 2, "Management's Discussion and Analysis or Plan of Operation," -- "Results of Operations -- Fiscal Years 1995 and 1994."

Liquidity and Capital Resources

         Changes in cash flows resulting from the Company's operating activities for the 9 months ended September 30, 1996 as compared to the same period for the prior year were due to the commencement of full operation of the Xinhui JV in the third quarter of 1995. Accounts receivable increased by $467,297, to $624,019 at September 30, 1996 from $156,722 at September 30, 1995, and inventories decreased by $431,274, or approximately 50% from $844,293 at September 30, 1995, to $413,019 at September 30, 1996, primarily as a result of the sale of the Company's interest in the Xinhui JV during September 1996.

         Currently, the Company is experiencing a deficiency in operating cash flow. This deficiency is primarily the result of the operations of the Xinhui JV during the period prior to the Company's sale of its interest in the joint venture, and to a lesser extent, to U.S. domestic operations.

         The Company's current cash flow deficiency from U.S. domestic operations is attributable to the Company's development stage. Management anticipates that, as domestic sales increase, the domestic cash flow deficiency should diminish and, eventually, disappear. In addition, the Company anticipates that it will undertake a public offering of its securities, designed to raise a minimum of $1,000,000 in net proceeds, during the first half of 1997. There can be no assurance, however, as to when, if ever, such an offering will be completed.

         Prepaid expenses decreased by $89,238 to $0.00 at September 30, 1996 from $89,238 at September 30, 1995, due to the Company's sale of its interest in the Xinhui JV.

         Property, plant and equipment decreased by $5,974,463 to $41,827 at September 30, 1996 from $6,016,290 at September 30, 1995, primarily due to the Company's sale of its interest in the Xinhui JV.

         Current liabilities decreased by $3,644,620, to $1,408,953 at September 30, 1996 from $5,053,573 at September 30, 1995 because of the sale of the Company's interest in the Xinhui JV.

         Long-term debt increased approximately $11,088,803, from $1,050,594 at September 30, 1995 to $12,139,397 at September 30, 1996 due to the Company's purchase of Peony Gardens, offset by approximately $1,000,000 relating to the Xinhui JV.

         The Company's other indebtedness, as of September 30, 1996, included the following loans:

 Principal
  Amount       Interest Rate             Terms and Maturity
----------     -------------             ------------------
  $2,946         11.75%           Monthly payments of principal of
                                  $113.31, plus interest, through
                                  November 1998.

  $8,300       No Interest        Monthly payments of $4,150 through
                                  November 1996.


         The Company does not expect to make any significant future capital expenditures that would require additional financing or leasing arrangements. Management anticipates that future expansion and acquisition activities, if any, will be effected through the issuance of additional debt or equity securities.


Item 3.  Description of Property

Principal Plants and Other Property

         The Company's principal executive offices are located at 19104 South Norwalk Boulevard, Artesia, California 90701. Hartcourt Pen is located at this headquarters site, which also is the site of certain limited research and development activities. The premises, which are leased from an unaffiliated party, consist of 5,200 square feet, approximately 2,000 square feet of which is used for warehousing, approximately 2,000 square feet for assembly of writing instruments, and approximately 1,200 square feet for executive and clerical offices. Monthly rent is $1,230 until May 31, 1997, $1,640 from June 1,1997 through May 31,1998 and $2,050 for the remainder of the lease term, through May 31, 2001; provided, however, that no rent will be due for the months of June 1999 and June 2000.

         See Part I, Item 1, "Description of Business--General" for information about the manufacturing facilities of the Xinhui JV.

         The Company believes that its property and equipment are adequate for its present activities as a development stage company. See Part I, Item 1, "Description of Business--Proposed Activities." and Part I, Item 2, "Management's Discussion and Analysis or Plan of Operation--Liquidity and Capital Resources."

Investment Policies

         The Company has placed no limitation on the percentage of assets which may be invested in any one investment. This policy may be changed by the Company's Board of Directors and without a vote of the Company's security holders. It is the Company's policy to acquire assets primarily to add to its equity base and for income.

Real Estate Investments

          The Company's investments in real estate are not restricted to developed or undeveloped properties, or properties of any specific type or location. It is the present intent of Management to acquire commercial properties that can be operated by outside management and do not require the Company's hands-on operation. With the exception of the Peony Gardens Project (See Item 1. "Description of Business - General"), it is the present intent of Management that real estate will be purchased, free and clear of any mortgage, with shares of the Company's Common Stock. Any necessary management services in connection with the Peony Gardens Project, and any future acquisitions, will be compensated, if possible, through the issuance of the Company's Common Stock.

Real Estate and Operating Data

         On September 8, 1996, the Company completed the purchase of a commercial real estate project, commonly known as the Peony Gardens Project ("Peony Gardens"), located in mainland China. See Part I, Item 1, "Description of Business." The land use right of the property has been granted to Beijing Grand Canal Real Estate Development Co. Ltd., the project's developer, for a term of seventy (70) years, commencing from May 3,1994. NuOasis, the seller, holds the Company's Convertible Secured Promissory Note in the principal amount of 412,000,000, granting NuOasis a security interest in the property, which is otherwise free of any mortgages, liens or encumbrances.

Peony Gardens, upon its anticipated completion, will be comprised of three 5-7 story apartment buildings located at the eastern part of Tongxian of Beijing city. The property is connected to a network of highways and roads, and is located in one of the city's strategic areas for outward expansion, with a relatively good transport system consisting of public buses and taxicabs between the city center and the development.

          As of December 1996, the development is approximately 35% complete, and it is anticipated that it will be fully developed by August 1997. The Company has no obligation for construction costs, or any other costs relating to the project's completion, and will not assume operating costs until full completion of the project. It is the opinion of the Company's management that present insurance coverage is adequate. Upon completion of the project, it is the intent of the Company to acquire, if possible, the services of an independent real estate management company for the properties through the issuance of the Company's Common Stock. At present, real estate management company fees in China are 4% of total rents collected. It is estimated that the total annual rental income, after completion of the project's four residential apartment buildings, will be $5,764,00 at 70% occupancy. Management estimates expenses to be approximately $1,441,000 annually. Depreciation is based on twenty years, which is standard depreciation for apartment buildings. Real estate and governmental taxes in connection with the Peony Gardens purchase are the obligation of the developer and were included in the purchase price. All rental taxes will be paid by the tenants. Management estimates that leases will be for a minimum period of two years, which is the standard lease term for the area. The property is not, at present, subject to the usual competitive conditions associated with rental or leased residential apartment property, since the apartment buildings have been mandated by the Chinese government as a special project for the use of foreigners. However, should the government rescind that mandate, or should conditions occur which would cause the Chinese government to expel foreigners, the apartments would be subject to extremely competitive lease and sale pricing. See Part I, Item 1, "Description of Business--Doing Business in China."

Mineral Lease Gold Lode Claims

         In September 1996, the Company, through separate transactions with Mandarin Overseas Investment Co., Ltd. ("Mandarin") and Promed International, Ltd. ("Promed"), acquired an undivided 50% interest in a total of 68 (34 from each transaction) mineral lease gold lode claims, consisting of 160 acres each, all located in the Melozitna mining district near Tanana, Alaska, some 300 air-kilometers west of the City of Fairbanks, Alaska. A gravel landing strip near Golden Creek, about 12 kilometers north of the Yukon River, can be used to access and service the area during snow-free months. Aircraft up to the size of a DC-3 can land on this strip to supply fuel and other supplies to mining camps in the area. Scheduled passenger flights from Fairbanks west to points along the Yukon River can be persuaded to provide passenger service to and from the Golden Creek landing strip. Larger equipment and fuel supplies can be barged down the Yukon River to several points where tractor roads lead into the mineral lease area.

          Certain maintenance and administrative costs will be incurred by the Company to maintain the claims in a good standing status with all regulatory agencies. Pursuant to the Sales Agreements, with Mandarin and Promed, the Company has agreed to pay fifty percent (50%) of all such administrative costs necessary to maintain the claims in good standing, such costs not expected to exceed a total of $5,000 annually, payable to Mandarin and Promed in the amount of $2,500 each, respectively. At the end of two years from the date of the Agreements, the Company will pay an additional amount representing fifty percent (50%) of no less than twenty-five thousand dollars ($25,000) to Mandarin, and an additional amount representing fifty percent (50%) of no less than twenty-five thousand dollars ($25,000) to Promed, in connection with the requirements of regulatory agencies. See Item 1., "Description of Business -- General."

         Recent exploration activity in Alaska has been stimulated by the discovery of low-grade bulk tonnage gold mineralization at the Fort Knox deposit, near Fairbanks. The gold is associated with high concentrations of tungsten and bismuth. Unaffiliated companies, with gold lode claims in areas adjacent to the Company's gold lode claims, commenced field work on a portion of the adjacent area in July and August 1996. However, the Company does not expect to enter into any mining operations on its gold lode claims until such time as detailed geo-maps and evaluation of existing studies of the gold lode claims are obtained from an independent geo-survey company, at an estimated cost of $160,000. If these studies confirm the valuation that has been represented, the Company intends to raise sufficient capital to fulfill the requirements of the mining project. There can be no assurance, however, as to when, if ever, the Company will obtain the necessary capital to fulfill the requirements of the mining project, or whether, or to what extent, the project will be profitable, should operations commence.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth information as of October 31, 1996 with respect to persons known to the Company to be the beneficial owners of more than 5% of its voting securities and with respect to the beneficial ownership of such securities by each director of the Company and by all directors and executive officers of the Company as a group.


                                  Amount and Nature
Name and Address of                 Of Beneficial       Percent of
Beneficial Owner                   Ownership (1)(2)    Common Stock
-----------------------------     -----------------    ------------
Dr. Alan V. Phan                   1,636,071    (3)        17.6%
19104 South Norwalk Boulevard
Artesia, California 90701

Frederic Cohn                         1,609                  *
19104 South Norwalk Boulevard
Artesia, California 90701

Michael L. Caruana                    1,609                  *
19104 South Norwalk Boulevard
Artesia, California 90701

James De Rosa                         1,609                  *
19104 South Norwalk Boulevard
Artesia, California 90701

Tiana Corporation                 1,022,949 (4) (5)        11.0%
Kai Tak Commercial Building
Room 704A
317 Des Voeux Road Central
Hong Kong, China

NuOasis International, Inc.       4,000,000                43.1%
2 Park Plaza, Suite 470
Irvine, California 92714

All officers and directors
as a group                        1,640,898                17.7%


*        Less than 1%

(1) Except as otherwise indicated, each of the parties listed has sole voting and investment power with respect to all shares of Common Stock indicated. Beneficial ownership is calculated in accordance with Rule 13-d-3(d) under the Securities Exchange Act of 1934, as amended.

(2)      Except as otherwise indicated, shares held are Common Stock.

(3) Includes (i) an aggregate of 1,000,000 shares issuable upon conversion of 1,000 shares of Original Preferred Stock and (ii) an aggregate of 312,124 shares held by two sons who reside with Dr. Phan when not attending college and law school, respectively. As the sole holder of the 1,000 outstanding shares of Original Preferred Stock, Dr. Phan is entitled to elect 3/5 of the number of members of the Company's Board of Directors. See Part I, Item 8, "Description of Securities."

(4)      As the owner of 204,589 shares of stock in Tiana corporation,  Dr. Alan
         V. Phan's son, Art Phan, holds a 20% interest in Tiana Corporation. Dr. Phan disclaims any beneficial ownership in these shares.

(5)      Tiana  Corporation  is a British Virgin  Islands  corporation  owned by
         various  Asian  business  groups  located  in  Hong  Kong,   Singapore,
         Malaysia, and Indonesia.

         The Company is not aware of any arrangement which might result in a change in control in the future.


Item 5.  Directors, Executive Officers, Promoters and Control Persons

         The following table sets forth certain information about the directors and executive officers of the Company.

     Name               Age                    Position
    ------              ---                    --------
Dr. Alan V. Phan         51        Chairman of the Board, President,
                                   Chief Executive Officer and Chief
                                   Financial Officer

Frederic Cohn            57        Secretary, Treasurer and Director

Kenneth Silva            70        Vice-President Marketing and Sales
                                   and Director

Michael L. Caruana       53        Director

James De Rosa            65        Director

         Dr. Alan V. Phan is the founder of the Company and has been Chairman, President, Chief Executive Officer and Chief Financial Officer since November 1993. He also is the founder of Harcourt USA and Hartcourt Pen. See Part I, Item 1, "Description of Business--General." From 1986 through October 1993, Dr. Phan was the owner of Hartcourt Consulting, an export management firm and, from 1980 to 1986, he was the Executive Vice President of EM Kay Group (which owned Magic Marker Industries). In addition to his activities in the export and writing instrument business, Dr. Phan has been involved in gold mining operations, as manager in the Philippines (1971-1972) for Eisenberg Group, a company located in Israel. He was active in the real estate industry from 1976 until 1982 as owner of Alpha Development, a California real estate company. Dr. Phan received his academic training and degrees at Pennsylvania State University (1967), and Sussex College of Technology, Sussex England (1975).

         Frederic Cohn has been a director and Secretary Since November 1993. He is responsible for all financial, tax, accounting, personnel, management information system and administrative functions. From 1990 to 1993, Mr. Cohn was the President and Chief Executive Officer of Aladdin Enterprises, Inc., an entertainment equipment leasing firm, located in Santa Monica, California. Mr. Cohn is a graduate of New York Law School (1978).

         Kenneth Silva has been Vice President, Sales and Marketing and a director, since January 1996. Prior to joining the Company, Mr. Silva was a Vice President and a Manager for a number of banks, including Capital National Bank (two years), Bank of Downey (four years), Interstate Bank (10 years), and 22 years at Wells Fargo Bank where he served as Vice President of Business Development. Mr. Silva holds a B.A. degree in accounting and banking from Armstrong College in San Francisco, California (1964), and attended graduate courses at American Institute of Banking.

         Michael L. Caruana has been a director since June 1994. Mr. Caruana is a graduate of California State University at Long Beach (1972) with a degree in engineering. He currently is the President, Chief Executive Officer and majority owner of Pego Systems, Inc., an engineering and industrial equipment manufacturing company, and has held various positions with Pego since 1975. See
Part I, Item 1, "Description of Business--General" and Part I, Item 7, "Certain Relationships and Related Transactions."

         James De Rosa has been a director of the Company since September 1996. A graduate of Tufts College (1960), and Suffolk Law School, Boston, Massachusetts (1963), Mr. DeRosa is a Real Estate investor and developer and has been active in the real estate business since 1974. Mr. De Rosa is President of De Rosa Properties, Inc.

         Directors serve for a term of one year or until their successors are elected and qualified. Directors do not receive any cash compensation for serving as such, although the Company is contemplating the adoption of a plan to compensate directors through the issuance of shares of Common Stock. The terms of such a plan currently are under consideration and there can be no assurance as to when, if ever, it will be implemented.

         Executive officers are appointed by and serve at the will of the Board of Directors. There are no family relationships between or among any of the directors or executive officers of the Company.

         As the sole holder of the 1,000 outstanding shares of Original Preferred Stock, Dr. Phan is entitled to elect 3/5 of the number of members of the Company's Board of Directors, whereas the holders of the outstanding shares of Common Stock are entitled to elect 2/5 of that number. See Part I, Item 8, "Description of Securities" for more information about the rights of the Common, and Original Preferred stockholders.

         By virtue of his activities in founding and organizing the Company, as well as his beneficial ownership of its voting securities, Dr. Phan may be deemed to be a "promoter" of the Company.


Item 6.  Executive Compensation

         The following summary compensation table sets forth certain information regarding compensation paid during each of the three fiscal years ended December 31, 1995, 1994 and 1993 to the person serving as the Company's Chief Executive Officer during the years ended December 31, 1995. No annual compensation in excess of $100,000 was awarded to, earned by or paid to any director of executive officer of the Company for services rendered in any/all capacity/ies in any of the fiscal years indicated.


          Name and Principal                   Fiscal           Annual
              Position                          Year            Salary
----------------------------------------     ----------       ----------
Dr. Alan V. Phan,                               1995            $70,000
Chief Executive Officer                         1994            $35,000
                                                1993              -0-

         There is no employment agreement with any executive officer. There are no salary, bonus or incentive plans covering cash or securities except the Company's 1995 Stock Option Plan (the "Plan"). Under the Plan, incentive and non-qualified stock options may be granted to directors, officers and key employees to purchase up to 2,000,000 shares of Common Stock at an option price not less than the fair market value of the stock at the time the option is granted; the option period shall not exceed ten years from the date of grant. Except in the case of the death or disability of an option holder, vested options lapse 90 days following termination of continuous employment by the Company. Vested options lapse one year after the death or disability of an option holder. No options have been granted under the Plan.

Item 7.  Certain Relationships and Related Transactions

         Dr. Alan Phan, a director, executive officer and promoter of the Company, acquired ten shares of Harcourt USA for nominal consideration upon its organization in April 1993. Pursuant to a stock Exchange agreement dated August 8, 1994 with eastern Rocester Limited, Harcourt USA acquired a 60% interest in the Xinhui JV in exchange for 250,000 shares of Harcourt USA common stock, representing 80% of the common stock of Harcourt USA outstanding immediately subsequent to the transaction. After giving effect to this transaction, Harcourt USA was held 80% by Eastern Rocester Limited, 2% by Dr. Phan and 18% by an unaffiliated person. See Part I, Item 1, "Description of Business--General" and
Part I, Item 5, "Directors, Executive Officers, Promoters and control Persons."

         The Company acquired all of the outstanding shares of Harcourt USA in exchange for 6,110,337 shares of the Company's Common Stock pursuant to an Agreement and Plan of Reorganization dated November 5,1994. In connection with this transaction, Dr. Phan received 38,625 of such shares. Michael Caruana, who currently serves as a director of the Company, was Vice President of the Company at the time of this transaction. See Part I, Item 1, "Description of business--General" and Part I. Item 5, "Directors, Executive Officers, Promoters and Control Persons."

         Dr. Phan acquired ten shares of Hartcourt Pen for nominal consideration upon its organization in October 1993. All of the outstanding shares of Hartcourt Pen were acquired by the Company pursuant to an Agreement and Plan of Reorganization dated December 1,1994. As the sole stockholder of Hartcourt Pen, Dr. Phan received all 38,625 shares of the Company's Common Stock and 1,000 shares of Original Preferred Stock issued by the Company in connection with this transaction. See Part I. Item 1, "Description of Business--General" and Part I,
Item 5, "Directors, Executive Officers, Promoters and Control Persons."

         During 1994 and 1995, the Company made advances in the aggregate amount of $168,575 to the Company's joint venture partner in the Xinhui JV. All of these advances are non-interest bearing and due on demand.

         During  1994  and  1995,   Pacific  Rim  Capital   ("Pacific  Rim"),  a
non-affiliated financier for the Company advanced a total of $272,416 to the Company. The advance was unsecured, bearing interest at the rate of 24% per annum and subject to no fixed repayment terms. On September 30, 1996, Pacific Rim agreed to convert this loan for 425,000 shares of the Company's common stock.

         In June 1995, the Company entered into an Agreement and Plan of Reorganization with Pego Systems, Inc. to acquire all of the outstanding shares of Pego common stock in exchange for 1,500,000 shares of the Company's Class A Preferred stock. The transaction was terminated prior to its completion. The owner of Pego, Michael L. Caruana is a current director of the Company. See Part III, F/S, "Consolidated Financial Statements, Years Ended December 31, 1995 and 1994 -Notes to Financial Statements," Item 13. "Commitments."

Item 8.  Description of Securities

         The authorized capital stock of the Company consists of 110,001,000 shares of capital stock, composed of 100,000,000 shares of common stock, par value $0.001 per share ("Common Stock"), 1,000 shares of Preferred stock, par value $.01 per share ("Original Preferred Stock"), and 10,000,000 shares of Preferred Stock, par value $.01 per share ("Class A Preferred Stock"). At present, there are no shares of Class A Preferred Stock outstanding.

Common Stock

         VOTING RIGHTS. Subject to the voting rights of holders of Original Preferred Stock described below, each holder of shares of Common Stock is entitled to one vote for each share of Common Stock for the election of directors and on each other matter submitted to a vote of the stockholders of the Company. Until December 31, 2010, holders of Common Stock, are entitled to elect two fifths (2/5) of the authorized number of members of the board of Directors. The holders of Common Stock have exclusive voting power on all matters at any time no Preferred Stock with superior voting rights is issued and outstanding.

         LIQUIDATION RIGHTS. Upon liquidation, dissolution or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in distributions of any assets after payment in full or provision for all amounts due creditors and provision for any liquidation preference of any other class or series of stock of the Company then outstanding.

         DIVIDENDS. Dividends may be declared by the Board of Directors and paid from time to time to the holders of Common Stock in cash, stock, or otherwise, as may be determined by the Board of Directors, out of the net profits or surplus of the Company.

         OPTIONS. Under the Company's 1995 Stock Option Plan (the "Plan"), incentive and non-qualified stock options may be granted to directors, officers and key employees to purchase up to 2,000,000 shares of Common Stock at an option price not less than the fair market value of the stock at the time the option is granted; the option period shall not exceed ten years from the date of the grant. Excepting the case of the death or disability of an option holder, vested options lapse 90 days following termination of continuous employment by the Company. Vested options lapse one year after the death or disability of an option holder. No options have been granted under the Plan.

         WARRANTS.  None.

Original Preferred Stock

         VOTING RIGHTS. The holders of Original Preferred Stock are not entitled to vote on any matters except those affecting the Original Preferred Stock, the election of directors (to the extent described below) and as otherwise required by law. Until December 31, 2010, holders of Original Preferred Stock, voting as a single class, are entitled to elect three-fifths (3/5) of the authorized number of members of the Board of Directors.

         LIQUIDATION RIGHTS. In the event of any liquidation, dissolution or winding up of the Company, holders of Original Preferred stock are entitled to be paid the full par value of the Original Preferred Stock, $.01 per share.

         CONVERSION RIGHTS. The holders of shares of Original Preferred Stock are entitled to convert each share of Original Preferred Stock into 1,000 shares of fully paid and non-assessable Common Stock.

         DIVIDENDS. The holders of shares of Original Preferred Stock will be entitled to receive annual dividends at the rate of $0.08 per share, payable in additional shares of Series A Preferred Stock. The holders of Series A Preferred Stock otherwise will not be entitled to receive any dividends.

         CONVERSION RIGHTS. The holder(s) of shares of Series A Preferred Stock will be entitled to convert their shares into shares of Common Stock at the rate of one share of Series A Preferred Stock for one share of Common Stock.

         REDEMPTION RIGHTS. The Series A Preferred Stock will be redeemable by the Company. During the two year period commencing with the date of issuance the redemption price will be $1.00 per share and, thereafter, the redemption price will be increased by 5% per annum.

         WARRANTS.  None.




                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Market Information

         There is no established trading market for shares of the Company's Common Stock, although there have been limited or sporadic quotations in the over-the-counter market, and there is no assurance that any such trading market will develop in the future. However, at such time, if any, as the Company satisfies applicable entry or listing criteria, the Company may seek to include or list its Common Stock on The NASDAQ Stock Market or a securities exchange. All of the Company's issued stock is has been issued pursuant to Rule 144 of the Securities Act and could come into any market which exists under Rule 144.

Holders

         As of December 31, 1996 there were 401 holders of the Company's Common Stock.

Dividends

         In September 1995 the Company declared a 3% stock dividend on its Common Stock. Certain holders of shares of the Common Stock of the Company waived their rights to receive this dividend. As a result, on October 31,1995, the Company issued a dividend of an aggregate of 108,765 shares of Common Stock to holders of 3,565,052 shares of the Company's Common Stock.

         In May 1996, the Company declared a 3% stock dividend on its Common Stock. As a result, on May 3, 1996, the Company issued a dividend of an aggregate of 417,872 shares of Common Stock to holders of 13,929,066 shares of the Company's Common Stock.

         In June 1996, the Company declared a 3% stock dividend on its Common Stock. As a result, on July 31, 1996, the Company issued a dividend of an aggregate of 431,386 shares of Common Stock to holders of 14,379,533 shares of the Company's Common Stock. The Company does not anticipate payment of any other stock or cash dividends in the foreseeable future.

Item 2.  Legal Proceedings

         Neither the Company nor any of its subsidiaries currently is a party to, or owns property subject to, any pending or threatened legal proceedings which, in the opinion of management, are likely to have a material adverse impact on the financial condition of the Company.

Item 3.  Changes in and Disagreements with Accountants on
         Accounting and Financial Disclosure

         None

Item 4.  Recent Sales of Unregistered Securities

         The following information sets forth certain information for all securities the Company sold during the past three years without registration under the Securities Act of 1933 (the "Securities Act"). All transactions were effected in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act for transactions not involving a public offering. There were no underwriters in any of these transactions.

         Pursuant to a Stock Exchange Agreement dated August 8, 1994, Harcourt USA issued 250,000 shares of its common stock (representing 80% of its common stock outstanding immediately subsequent to the transaction) to Eastern Rocester Limited, a Hong Kong corporation, in exchange for a 60% interest in the Xinhui JV. After the transaction, Harcourt USA was held 80% by Eastern Rocester Limited, 2% by Dr. Alan Phan, a director, executive officer and promoter of the Company, and 18% by an unaffiliated person. All of the outstanding common stock of Eastern Rocester Limited subsequently was transferred to Tiana Corporation, of which Dr. Phan beneficially owns 20% of the common stock.

         Dr. Phan acquired ten Harcourt USA shares in April 1993 for nominal consideration.

         The Company acquired all of the outstanding Harcourt USA shares for 6,110,337 shares of the Company's Common Stock pursuant to an Agreement and Plan of Reorganization dated November 5,1994. Dr. Phan received 291,500 of such shares in exchange for his Harcourt USA shares.

         Pursuant to an Agreement and Plan of Reorganization dated December 1, 1994, the Company acquired all of the outstanding shares of Harcourt Pen from Dr. Phan for 38,625 shares of the Company's Common Stock and 1,000 shares of its Original Preferred Stock.

         On February 28, 1996, the Company issued 135,000 shares of its Common Stock to Kevin Quinn as full compensation for $64,000 in legal fees incurred by the Company.

         On March 27, 1996, the Company acquired a complete line of cosmetics, including inventory, valued at $310,815 and marketed under a brand name, for 60,000 shares of the Company's Common Stock.

         On June 3, 1996, the Company issued 25,000 shares of the Company's Common Stock to Cavaform, Inc. for outstanding liabilities, in the amount of $106,775, on behalf of the Xinhui JV.

         On June 3, 1996, the Company issued a total of 6,335 shares of its Common Stock for the purchase of inventory valued at $37,164 to Kenneth Johnson / Marvin Lieberman and Edmund Murray in the amount of 3,335 shares and 3,000 shares respectively.

         On June 11, 1996, the Company issued 560 shares of the Company's Common Stock to Idea International, Inc. in settlement of $2,813.75 in accounts payable.

         Pursuant to a Sales Agreement dated September 17, 1996, the Company acquired a fifty percent (50%) interest in thirty four gold lode claims, valued at $3,000,000, from Promed International, Ltd. for 649,350 shares of the Company's Common Stock.

         Pursuant to a Sales Agreement dated September 17, 1996, the Company acquired a fifty percent (50%) interest in thirty four gold lode claims, valued at $3,000,000 from Mandarin Overseas Investment Co., Ltd. For 649,350 shares of the Company's Common Stock.

         Pursuant to a Purchase and Sale Agreement dated September 27, 1996, CKES Acquisitions, Inc., a Nevada corporation, acquired all of the outstanding 25,000 shares of the Company's wholly-owned subsidiary Harcourt USA for a Secured Promissory Note in the principal sum of $3,000,000, with accrued compound interest at six percent (6%) per annum.

         On September 30, 1996, pursuant to a Purchase and Sale agreement dated July 8, 1996, and its Addendum dated August 8, 1996, the Company acquired a commercial real estate project, commonly known as the Peony Gardens Property, located in mainland China, for 4,000,000 shares of the Company's Common Stock, and a Convertible Secured Promissory Note. On September 30, 1996, Pacific Rim Capital received 400,000 shares of the Company's Common Stock and Philip Cavana received 200,000 shares of the Company's Common Stock for $1,000,000 in brokerage fees in connection with this purchase.

         On September 30, 1996, pursuant to a Resolution of the Company's Board of Directors, the Company issued 425,000 shares of the Company's Common Stock to Pacific Rim Capital on account of funds advanced in the amount of $272,416 during the January 1, 1996 to September 30, 1996 period.

Item 5.  Indemnification of Directors and Officers

         Under Article VII of the Company's Bylaws, the Company is preparing an amendment to provide for indemnification of officers and directors to the fullest extent permitted by the provisions of the Utah Business Corporation Act (the "Utah Act").

         Under Section 16-10a-902 of the Utah Act, a corporation may indemnify a past or present director against liability incurred in a proceeding if (1) the director conducted himself in good faith, (2) the director reasonably believed that his conduct was in, or not opposed to, the corporation's best interest, and
(3) in the case of any criminal proceeding, the director had no reasonable cause to believe his conduct was unlawful; provided, however, that a corporation may not indemnify a director (I) in connection with a proceeding by or in the right of the corporation in which the director is adjudged liable to the corporation, or (ii) in connection with any other proceeding charging improper personal benefit to him in which he is adjudged liable on the basis that personal benefit was improperly received by him.

         In addition, pursuant to Section 16-10a-903 of the Utah Act, unless limited by the articles of incorporation, a corporation shall indemnify a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he is party because he is or was a director against reasonable expenses incurred by him in connection with the proceeding.

         Under 16-10a-905 of the Utah Act, an officer is entitled to the benefit of the same indemnification provisions as apply to directors, but in addition a corporation may indemnify and advance expenses to an officer who is not a director to the extent, consistent with public policy, provided by the corporation's articles of incorporation, the corporation's bylaws, general or specific action of the board of directors, or contract. Unless the corporation's articles of incorporation provide otherwise, Section 16-10a-905 of the Utah Act permits a court in certain circumstances to order the payment of indemnification to a director, whether or not he met the applicable standard of conduct, if the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.


                                    PART F/S

                  The following financial statements are filed as part of this registration statement on form 10-SB:

                                  The Hartcourt
                                 Companies, Inc.
                                and Subsidiaries





                        Consolidated Financial Statements
                     Years Ended December 31, 1995 and 1994






















                                                                             F-1
                                       29

                 The Hartcourt Companies, Inc. and Subsidiaries

                                    Contents



Report of Independent Certified Public Accountants                 F-3



Consolidated financial statements


      Balance sheets at December 31, 1995 and 1994               F-4-5


      Statements of operations for the years ended
            December 31, 1995 and 1994                             F-6


      Statements of shareholders' equity for the years
            ended December 31, 1995 and 1994                       F-7


      Statements of cash flows for the years ended
            December 31, 1995 and 1994                           F-8-9



Summary of accounting policies                                 F-10-13



Notes to financial statements                                  F-14-25


                                                                             F-2
                                       30

               Report of Independent Certified Public Accountants


The Hartcourt Companies, Inc.
Cerritos, California

We have audited the accompanying consolidated balance sheets of The Hartcourt Companies, Inc. and Subsidiaries (the "Company") as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Hartcourt Companies, Inc. and Subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements at December 31, 1995, the Company has accumulated over $2.0 million in losses, has negative working capital of approximately $5,400,000 and is delinquent in making certain required loan payments. As a result, substantial doubt exits about the Company's ability to continue as a going concern. Management's plans to deal with this issue are also discussed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                          BDO Seidman, LLP

Los Angeles, California
May 6, 1996
                                                                             F-3
                                       31

                 The Hartcourt Companies, Inc. and Subsidiaries

                           Consolidated Balance Sheets



                                                           December 31,
                                                      1995              1994
                                                   -----------       ----------
Assets

Current
  Cash                                             $   142,047       $  196,570
  Accounts receivable, net of allowance for
    doubtful accounts of $116,490 in 1995               69,119            9,651
  Inventories (Note 2)                               1,011,332          717,634
  Prepaid expenses                                      72,051          199,563
  Due from related party (Note 16)                     168,575          102,143
  Common stock subscriptions receivable (Note 8)             -          200,000
                                                   -----------       ----------
Total current assets                                 1,463,124        1,425,561
                                                   -----------       ----------


Plant and equipment, net of
  accumulated depreciation (Notes 3, 5 and 9)        9,030,501        7,125,106


Deposits and other assets                               23,181          617,583


Intangible assets, net (Note 4)                        715,658          714,919
                                                   -----------       ----------

Total assets                                       $11,232,464       $9,883,169
                                                   ===========       ==========


                                                                             F-4
                                       32

                 The Hartcourt Companies, Inc. and Subsidiaries

                           Consolidated Balance Sheets

                                                             December 31,
                                                        1995            1994
                                                    -----------      ----------
Liabilities and Stockholders' Equity

Current liabilities
  Bank loans (Note 5)                               $   772,753      $  356,819
  Current portion of obligations under
    capital lease (Note 9)                              125,000          55,000
  Current portion of long-term debt (Note 6)          1,930,114         600,441
  Other loans (Note 5)                                1,695,549       1,939,677
  Accounts payable and accrued expenses               2,041,665         792,868
  Due to related party (Note 16)                        272,416               -
                                                    -----------      ----------
Total current liabilities                             6,837,497       3,744,805

Obligations under capital lease, less
current portion (Note 9)                                575,000         645,000

Long-term debt, less current portion (Note 6)           501,736         981,874

Minority interest                                     1,913,361       2,461,988

Commitments and contingencies (Note 13)

Shareholders' equity
  Original preferred stock - $0.01 par value;
    1,000 shares authorized, issued and
    outstanding                                              10              10
  Class A preferred stock - $0.01 par value;
    10,000,000 shares authorized; no shares
    issued and outstanding                                    -               -
  Common stock - $0.001 par value;
    100 million shares authorized;
    13,729,018 (13,679,672 in 1994) shares
    issued and outstanding                               13,729          13,680
  Additional paid-in capital                          3,413,679       3,278,728
  Common stock subscriptions receivable (Note 8)              -        (700,000)
  Accumulated deficit                                (2,135,892)       (542,001)
  Foreign currency translation adjustment               113,344            (915)
                                                    -----------      ----------
Total shareholders' equity                            1,404,870       2,049,502
                                                    -----------      ----------

Total liabilities and shareholders' equity          $11,232,464      $9,883,169
                                                    ===========      ==========

          See accompanying summary of accounting policies and notes to consolidated financial statements.

                                                                             F-5
                                       33

                 The Hartcourt Companies, Inc. and Subsidiaries

                      Consolidated Statements of Operations



                                                 Year ended December 31,
                                                  1995             1994
                                              -----------       ----------


Sales                                         $   353,674       $   74,510

Cost of sales                                     159,797           31,559
                                              -----------       ----------

Gross profit                                      193,877           42,951

Selling, general and administrative             1,558,256          428,989
                                              -----------       ----------

Operating loss                                 (1,364,379)        (386,038)
                                              -----------       ----------

Other income (expense)
  Interest expense                               (851,076)               -
  Exchange gain                                    54,952            1,103
  Other                                             2,351                -
                                              -----------       ----------

                                                 (793,773)           1,103
                                              -----------       ----------

Net loss before minority interest              (2,158,152)        (384,935)

Minority interest                                 564,261           39,140
                                              -----------       ----------


Net loss                                      $(1,593,891)      $(345,795)
                                              ===========       ==========

Net loss per share                            $      (.12)          ($.03)
                                              ===========       ==========

Weighted average number of shares
  outstanding                                  12,825,497       11,921,976
                                              ===========       ==========


          See accompanying summary of accounting policies and notes to consolidated financial statements.


                                                                             F-6
                                       34

                 The Hartcourt Companies, Inc. and Subsidiaries

                 Consolidated Statements of Shareholders' Equity

                                                                                  Common                     Foreign
                               Preferred Stock    Common Stock     Additional     Stock                      Currency
                               ---------------  ----------------    Paid-in   Subscriptions  Accumulated   Translation
                               Shares  Amount   Shares    Amount    Capital     Receivable     Deficit      Adjustment     Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1994          --    $--   6,110,337  $ 6,110   $  101,858         --     $  (196,206)       --      $  (88,238)

Shares issued in finding
  public shell company            --     --     189,446      189           61         --            --          --             250
Shares issued in connection
  with acquisition of 60%
  interest in Xinhui JV on
  August 8, 1994                  --     --   4,825,782    4,826    2,144,374         --            --          --       2,149,200
Share issued in connection with
  acquisition of The Hartcourt
  Pen Factory, Inc.
  on December 1, 1994            1,000   10      38,625       39          (49)        --            --          --            --
Shares issued in connection
  with private placement on
  December 21, 1994 (Note 8)      --     --   1,757,786    1,758      998,242   (1,000,000)         --          --            --
Shares issued to underwriter
  for issuance costs              --     --     757,786      758         (758)        --            --          --            --
Cash paid on common stock
  subscriptions receivable
  (Note 8)                        --     --        --       --           --        300,000          --          --         300,000
Capital contribution -
  officer's compensation          --     --        --       --         35,000         --            --          --          35,000
Foreign currency translation
  adjustment                      --     --        --       --           --           --            --          (915)         (915)

Net loss                          --     --        --       --           --           --        (345,795)       --        (345,795)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994       1,000   10  13,679,762   13,680    3,278,728     (700,000)     (542,001)       (915)    2,049,502

Shares issued to attorney
  for legal fees                  --     --      49,256       49       64,951         --            --          --          65,000
Capital contribution -
  officer's compensation          --     --        --       --         70,000         --            --          --          70,000
Cash paid on common stock
  subscription                    --     --        --       --           --        700,000          --          --         700,000
Foreign currency translation
  adjustment                      --     --        --       --           --           --            --       114,259       114,259
Net loss                          --     --        --       --           --           --      (1,593,894)       --      (1,593,891)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995       1,000  $10  13,729,018  $13,729   $3,413,679         --     $(2,135,892)   $113,344    $1,404,870
===================================================================================================================================

          See accompanying summary of accounting policies and notes to consolidated financial statements.
                                                                             F-7
                                       35

                 The Hartcourt Companies, Inc. and Subsidiaries

                      Consolidated Statements of Cash Flows



                                                        Year ended December 31,
Increase (Decrease) in Cash                                1995          1994
                                                        -----------   ----------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                             $(1,593,981)   $(345,795)
  Adjustments to reconcile net loss to
   net cash provided by (used in) operating activities:
    Minority interest in losses of joint venture          (564,261)     (39,140)
    Depreciation and amortization                          551,428        3,577
    Allowance for doubtful accounts                        116,490            -
    Changes in operating assets and liabilities:
      Accounts receivable                                 (175,958)      (9,651)
      Inventories                                         (293,697)    (714,583)
      Prepaid expenses                                     127,512       (4,051)
      Deposits                                             603,159            -
      Amount due from shareholder                                -     (102,143)
      Accounts payable and accrued expenses              1,363,146    1,223,688
                                                        -----------   ----------
Total adjustments                                        1,727,819      357,697
                                                        -----------   ----------

Net cash provided by (used in) operating activities        133,838       11,902
                                                        -----------   ----------

CASH FLOW FROM INVESTING ACTIVITIES
  Purchase of plant and equipment                         (259,919)    (223,407)
  Construction in progress                              (2,169,550)     (66,029)
  Purchase of other assets                                 (36,851)      (8,009)

Net cash used in investing activities                   (2,466,320)    (297,445)
                                                        -----------   ----------





                                                                             F-8
                                       36

                 The Hartcourt Companies, Inc. and Subsidiaries

                      Consolidated Statements of Cash Flows




                                                        Year ended December 31,
Increase (Decrease) in Cash                               1995           1994
                                                       ----------     ----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common stock                                835,000       300,000
  Common stock subscriptions                              200,000      (200,000)
  Loan from Bank of China                                 849,535       560,657
  Loans from shareholders                                 205,984             -
  Other loans                                             171,806      (343,671)
  Additional contributions by foreign partner              15,634             -
                                                       ----------     ----------

Net cash provided by financing activities               2,277,959       316,986
                                                       ----------     ----------

Net increase (decrease) in cash                           (54,523)       31,443

Cash, beginning of year                                   196,570       165,127
                                                       ----------     ----------
Cash, end of year                                      $  142,047     $ 196,570
                                                       ==========     ==========




          See accompanying summary of accounting policies and notes to consolidated financial statements.

                                                                             F-9
                                       37

                 The Hartcourt Companies, Inc. and Subsidiaries

                         Summary of Accounting Policies



The Company

Harcourt Investments (USA), Inc., (Harcourt Nevada) was established on April 23, 1993. Principal business activities are the design, manufacture and sale of writing instruments. During its first two years of operation, Harcourt Nevada used foreign contract manufacturers to produce various types of pens and markers which were then imported for sale in the U.S. market. In August 1994, Harcourt Nevada acquired a 60% interest in the Xinhui Harchy Modern Pens, Ltd. joint venture (Xinhui JV) owned by a Hong Kong corporation for common stock valued at $2,149,200. The Xinhui JV is located in the Guangdong province of China.


In November 1994, Stardust, Inc., Production-Recording-Promotion (Stardust) acquired 100% of the outstanding shares of Harcourt Nevada for 8,280,000 shares of its common stock in a transaction accounted for as a recapitalization of Harcourt Nevada with Harcourt Nevada as the acquirer (reverse acquisition). Therefore, the historic cost of assets and liabilities were carried forward to the consolidated entity. In 1995, stock dividends and a reverse stock split changed the number of shares issued and outstanding to 6,110,337. The consolidated financial statements were restated to reflect these capital stock transactions. The historical financial statements are those of Harcourt Nevada and include the accounts of Stardust on a manner similar to a pooling of interest basis. Stardust's name was changed to the "Hartcourt Companies, Inc."


Hartcourt Pen Factory, Inc. (Hartcourt Pen) was established in October 1993. Principal business activities are the sale of writing instruments. In December 1994, Harcourt Nevada acquired 100% of the outstanding shares of the common stock of Hartcourt Pen for 52,500 shares of its common stock and 1,000 shares of its Original Preferred Stock in a transaction accounted for similar to a pooling of interests. In 1995, stock dividends and a reverse stock split changed the number of shares issued to 38,625 to acquire Hartcourt Pen. The consolidated financial statements were restated to reflect these capital stock transactions.


                                                                            F-10
                                       38

                 The Hartcourt Companies, Inc. and Subsidiaries

                         Summary of Accounting Policies


Chinese Joint Venture

Xinhui JV is a joint venture between Xin Hui Orient Light Industry, Ltd., a Chinese government-owned company with an anticipated 48% interest, and Harcourt Nevada with an anticipated 52% interest. The ownership interest of each investor has not been finalized. Xinhui JV was incorporated in November 1992 as a limited liability Chinese-foreign equity joint venture. No material transactions occurred until April 1993 when construction began on the plant facilities.
Limited manufacturing commenced in December 1994; and by July 1995 the manufacturing plant was fully operational.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of The Hartcourt Companies, Inc. and its wholly-owned subsidiaries: Harcourt Nevada, which includes the accounts of majority-owned Xinhui JV and Hartcourt Pen. For purposes of these consolidated financial statements, The Hartcourt Companies, Inc. and its subsidiaries will be referred to collectively as "the Company." All material intercompany transactions and balances have been eliminated. In accordance with generally accepted accounting principles, all of the assets, liabilities and operations of Xinhui JV are reflected on the consolidated financial statements. The interest of the joint venture partner in the net assets and net loss of the joint venture are reported as "Minority Interest" on the consolidated balance sheets and statements of operations.

Inventories

Inventories are stated at the lower of cost (first in - first out) or net realizable value, substantially all pertains to Xinhui JV.


                                                                            F-11
                                       39

                 The Hartcourt Companies, Inc. and Subsidiaries

                         Summary of Accounting Policies


Plant and Equipment

Plant and equipment are stated at cost, and substantially all balances related to Xinhui JV. Depreciation is provided over the estimated useful lives of the respective assets on the straight-line basis ranging from five to twenty years.

All direct and attributable costs relating to the acquisition or construction of the plant facilities, machinery and molds (including interest and exchange differences on related borrowings during the construction period) were capitalized as construction-in-progress. Construction-in-progress was reclassified to property and equipment upon completion in 1995.

Intangible Assets
(Xinhui JV)

Intangible assets represent costs incurred for technical services which include product designs, process and materials specifications and technical materials. Such costs are being amortized on the straight-line basis over ten years beginning July 1, 1995 (date of normal commercial production). The Company will continually evaluate the recoverability of intangible assets based on projected, undiscounted net cash flows.

Foreign Currencies
(Xinhui JV)

Assets and liabilities denominated in foreign currencies are translated into the currency of U.S. dollars using the exchange rates at the balance sheet date. For revenues and expenses, the average exchange rate during the year was used to translate China (RMB) into U.S. dollars. Transaction gains and losses resulting from changes in the exchange rate are included in the determination of net loss for the period. Translation gains and losses are excluded from the consolidated statements of operations and are credited or charged directly to a separate component of shareholders' equity.

Earnings Per Share

Net loss per share has been calculated by dividing the net loss for each period presented by the average number of common shares outstanding for the respective period. Common stock equivalents, such as the preferred stock outstanding, have not been considered in the calculation since their effect would be anti-dilutive. The number of common shares issued in the reverse acquisition of Harcourt Nevada and the acquisition of Hartcourt Pen are assumed to be outstanding for all periods presented since both acquisitions were accounted for in a manner similar to a pooling of interests. The number of common shares issued under the stock subscription agreement, as well as, the number of shares issued to the Company's attorney for legal fees were included in the calculation since these shares were issued in July 1995.

                                                                            F-12
                                       40

                 The Hartcourt Companies, Inc. and Subsidiaries

                         Summary of Accounting Policies


Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses at the date and for the periods that the consolidated financial statements are prepared. Actual results could differ from those estimates.


Reclassification of Amounts

Certain  1994  amounts  have  been   reclassified   to  conform  with  the  1995
presentation.


New Accounting Pronouncements

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" (SFAS No. 121) issued by the Financial Accounting Standards Board (FASB) is effective for financial statements for fiscal years beginning after December 15, 1995. SFAS No. 121 establishes new guidelines regarding when impairment losses on long-lived assets, which include plant and equipment, and certain identifiable intangible assets, should be recognized and how impairment losses should be measured. The Company does not expect adoption of SFAS No. 121 to have a material affect on its financial position or results of operations.

Statements of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) issued by the Financial Accounting Standards Board (FASB) is effective for specific transactions entered into after December 15, 1995, while the disclosure requirements of SFAS No. 123 are effective for financial statements for fiscal years beginning no later than December 15, 1995. The new standard establishes a fair value method of accounting for stock-based compensation plans and for transactions in which an entity acquires goods or services from nonemployees in exchange for equity instruments. At the present time, the Company has not determined if it will change its accounting policy for stock based compensation or only provide the required financial statement disclosures. As such, the impact on the Company's financial position and results of operations is currently unknown.






                                                                            F-13
                                       41

                 The Hartcourt Companies, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements


1. Going Concern
   and Management's Plans

From 1993 to 1995 the Company was engaged primarily in building a pen manufacturing plant in China. In July 1995 the plant was fully operational and production commenced. However, operations were insufficient to compensate for the interest on debt incurred to pay for construction of the plant. In addition, only 20% of the plants capacity was used. As a result, during 1995 the Company incurred a loss of approximately $1,600,000, had a negative working capital of approximately $5,400,000 at December 31, 1995 and is delinquent in making certain required loan payments. These conditions raise substantial doubt about the continuation of the business. Accordingly, the Company's continuation as a going concern, the realization of the carrying amounts of its assets, and the amount and classification of its liabilities are dependent upon the Company's ability to achieve and maintain profitable operations and generate sufficient cash flows to meet its obligations on a timely basis.

Management believes the Company will be able to generate additional cash flows through an anticipated public offering of convertible debentures in the fall of 1996 as well as from additional funding from the foreign minority shareholder of the Xinhui JV. In addition, management is currently negotiating with one of its lenders to convert approximately $900,000 of debt to equity.

The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue in existence.

2. Inventories

Inventories consist of the following:

                                                  December 31,
                                               1995           1994
                                           -------------------------
      Raw materials                        $  265,847       $595,098
      Work-in-process                          30,693              -
      Finished goods                          714,792        122,536
                                           ----------       --------
                                           $1,011,332       $717,634
                                           ----------       --------



                                                                            F-14
                                       42

                 The Hartcourt Companies, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements



3. Plant and Equipment

Plant and equipment consist of the following:

                                              December 31,             Useful
                                        1995              1994          Lives
                                    -------------------------------------------
Building                            $3,479,275        $       -      20 years
Leasehold improvements                 264,108          255,036      10 years
Machinery and molds                  5,520,301                -      10 years
Construction in progress                     -        6,714,527             -
Office furniture and equipment          68,987           38,102       6 years
Vehicles                               123,791          122,031       5 years
                                    -------------------------------------------
                                     9,456,462        7,129,696
Less accumulated depreciation          425,961            4,590
                                    -------------------------------------------
Net plant and equipment             $9,030,501       $7,125,106
                                    -------------------------------------------


During 1995, capitalized costs of additions to plant and equipment included approximately $600,000 relating to deposits made in 1994 toward the acquisition of plant and equipment. These deposits are included as a component of "Deposits and other assets" on the consolidated balance sheet as of December 31, 1994.

4. Intangible Assets

Intangible assets of $715,658 (net of accumulated amortization of $37,666) as of December 31, 1995 relate to Xinhui JV and consist of purchased training services and technology transfer costs.


5. Short-term Loans

At December 31, 1995, short-term loans relate to Xinhui JV and consist of twelve separate loans from various banks and companies within the People's Republic of China. The loans have maturity dates in 1996 and bear interest at various rates ranging from 11.7% to 22.8%. One of the loans for $682,600 is collateralized by machinery and equipment. The other loans are not collateralized. At December 31, 1995, the credit lines were fully utilized.


                                                                            F-15
                                       43

                 The Hartcourt Companies, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements



6. Long-term Debt
                                                               December 31,
                                                          1995            1994
                                                       -------------------------
Loan payable, Bank of China, maturing in
  March 1997 with interest at a floating
  rate (17.3% at December 31, 1995) and
  repayment terms specified by the Bank
  of China                                             $1,901,265     $1,582,315

Loan payable, vendor, with interest at
  12% and monthly payments of principal
  and interest of $15,253 through March,
  1998(a)                                                 429,585              -

Loans payable, shareholder, with interest
  at 6% and monthly payments of principal
  and interest of $4,000 through
  mid-1995(a)                                              40,000              -

Loan payable, vendor, with interest at
  10% and monthly payments of principal
  of $5,000 through November, 1996(a)                      61,000              -
                                                       ----------     ----------
                                                        2,431,850      1,582,315
Less current portion                                    1,930,114        600,441
                                                       ----------     ----------
                                                       $  501,736     $  981,874
                                                       ==========     ==========


(a) The Company has not made all of the required payments under these loans due to a shortage of cash. As a result, these loans are in default and are classified as due within the next year in these consolidated financial statements. See Note 1 for a description of management's plans to obtain additional debt and equity funding to satisfy the Company's obligations while the Company develops a sufficient revenue base to achieve and sustain profitable operations.



                                                                            F-16
                                       44

                 The Hartcourt Companies, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements



6. Long-term Debt
   (Continued)


Annual maturities of long-term debt are as follows:        Amount
                                                         ----------
                                         1996            $1,930,114
                                         1997               501,736
                                                          ---------
                                                         $2,431,850
                                                         ==========


7. Income Taxes

Since inception, the Company has reported losses for income tax and financial reporting purposes. Accordingly, no provisions for Federal or state income taxes were provided. The Company has a $248,000 deferred tax asset resulting from net operating loss carryforwards. A 100% valuation allowance was provided at December 31, 1995 and 1994 since management could not determine that it was more likely than not that the net deferred tax asset would be realized.


At December 31, 1995, the Company has available net operating loss carryforwards of approximately $670,000 for income tax purposes, subject to certain limitations, which expire in varying amounts through 2010. Income from the Xinhui JV will not be taxed in the United States until such income is distributed by the foreign company and brought into the United States.

Under the laws of The People's Republic of China, income earned by Xinhui JV during the first two years of operations are tax free, and the next three years are taxed at 50% of the normal tax rates. Xinhui JV has no provision for deferred income taxes because there are no temporary differences.


                                                                            F-17
                                       45

                 The Hartcourt Companies, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements



8. Subscription Agreement for
   the Sale of Common Stock

In December 1994, the Company entered into a private placement for the sale of 1,000,000 shares of the Company's common stock at a price of $1 per share. In 1995, stock dividends and a reverse stock split changed the number of shares issued to 757,786. In January 1996, the Company issued an additional 1,000,000 shares to the original shareholders for no consideration. The consolidated financial statements have been restated to reflect these transactions. Although the Company issued these shares, the shares were not released until the money was received. At December 31, 1994 the Company received $100,000 and released 100,000 shares of its common stock in connection with this agreement. In addition, the Company received $200,000 during the first three months of 1995 and has reflected this amount as receivable under the subscription agreement at December 31, 1994. In 1995, the remaining $700,000 was received.

9. Obligation Under Capital Lease

In April 1994, Harcourt Nevada entered into a lease agreement with Tokai-Anja-Scripto Pen Company (Anja) for a special ball pen assembly machine for use by Xinhui JV. This equipment was capitalized at its fair market value of $700,000 and is included in machinery and molds within "Plant and equipment" on the consolidated balance sheet at December 31, 1995. Related accumulated depreciation at December 31, 1995 was $35,000. The lease provides for semi-annual payments of $25,000 over a ten year period. Under the terms of the lease, however, the annual lease payment may be increased or decreased, each year, based on future purchases of Anja merchandise by Harcourt Nevada.


                                                                            F-18
                                       46

                 The Hartcourt Companies, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements




9. Obligation Under Capital Lease
   (Continued)

The following shows the calculation of the annual lease payment based on the value of merchandise purchased each year during the life of the lease:

                                      Increase/     Base        Total
                                     (Decrease)    Annual       Annual
      Value of Purchases              in Annual    Lease        Lease
       During Each Year                Lease       Payment     Payment
--------------------------------------------------------------------------------


      $  -0-   -   100,000            $ 50,000    $50,000     $100,000
      $100,001 -   200,000            $ 40,000    $50,000     $ 90,000
      $200,001 -   300,000            $ 30,000    $50,000     $ 80,000
      $300,001 -   400,000            $ 20,000    $50,000     $ 70,000
      $400,001 -   500,000            $ 10,000    $50,000     $ 60,000
      $500,001 -   700,000            $  -0-      $50,000     $ 50,000
      $700,001 - 1,000,000            $(25,000)   $50,000     $ 25,000
      $1,000,001 and over             $(50,000)   $50,000     $  -0-

Harcourt Nevada anticipates that minimum purchases each year from the lessor will be in excess of $500,000. If this level of purchases each year is sustained, then the total of lease payments over the next five years will be $250,000. However, based on the above schedule, total lease payments over the next five years could be as high as $500,000 or as little as zero, depending on the value of total purchases each year by Harcourt Nevada from Anja. As of December 31, 1995, the Company has made no payments under this lease. Included in current liabilities at December 31, 1995 is $125,000 related to this lease.



                                                                            F-19
                                       47

                 The Hartcourt Companies, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements




10. Stock Option Plan

In April 1995, the Company adopted a stock option plan (the Plan) to attract and retain qualified persons for positions of substantial responsibility as officers, directors, consultants, legal counsel, and other positions of significance to the Company. The Plan provides for the issuance of both Incentive Stock Options and Non-Qualified Stock Options. The Plan, which is administered by the Board of Directors, provides for the issuance of a maximum of 2,000,000 options to purchase shares of common stock at the market price thereof on the date of grant. Such options are generally exercisable over a 10 year period from the date of grant. Each option lapses 90 days after the optionee has terminated his continuous activity with the Company, except that if his continuous activity with the Company terminates by reason of his death, such option of the deceased optionee may be exercised within one year after the death of such optionee. Options granted under the Plan are restricted as to sale or transfer. No options have been granted under this plan as of December 31, 1995.

11. Foreign Operations

Financial data for the Company's foreign operations is as follows:

                                           Year ended December 31,
                                           1995               1994
                                      ----------------------------------
Revenues                               $   249,794          $   22,612

Operating loss                         $(1,499,598)         $  (81,541)

Identifiable assets                    $10,366,707          $8,896,784


12. Amended Articles of
    Incorporation and Original
    Preferred Stock

In April 1995, the Company's Articles of Incorporation (Articles) were amended to authorize the issuance of preferred stock. As amended, the Articles provide that the total number of shares of stock which the Company shall have the authority to issue is 60,001,000, consisting of 50,000,000 shares of Common Stock, $0.001 par value (Common Stock); 1,000 shares of Preferred Stock, having a par value of $.01 per share (the Original Preferred Stock); and 10,000,000 shares of Preferred Stock, having a par value of $.01 per share (the Class A Preferred Stock).


                                                                            F-20
                                       48

                 The Hartcourt Companies, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements



12. Amended Articles of Incorporation
    and Original Preferred Stock
    (Continued)

    Original Preferred Stock

Until December 31, 2010, with respect to the election of directors, holders of Original Preferred Stock shall be entitled to elect that number of directors which constitutes three-fifths (3/5ths) of the authorized number of members of the Board of Directors and, if such three-fifths (3/5ths) is not a whole number, then the holders of Original Preferred Stock shall be entitled to elect the nearest higher whole number of directors that is at least three-fifths (3/5ths) of such membership.

The holders of shares of Original Preferred Stock shall not be entitled to receive any dividends.

The holders of record of shares of Original Preferred Stock shall, at their option, be entitled to convert each share of Original Preferred Stock into 1,000 shares of fully paid and non-assessable Common Stock. Such shares are owned by the President of the Company.

In the event of liquidation, dissolution, or winding up of the affairs of the Company whether voluntary or involuntary, the holders of record shall be entitled to be paid the full par value of Original Preferred Stock, and no more.

    Class A Preferred Stock

The 10,000,000 shares of authorized and unissued Class A Preferred Stock may be issued with such designations, powers, preferences and other rights and qualifications, limitations and restrictions thereof as the Company's Board of Directors elects for a given series. To date, only one series has been authorized with defined rights and privileges (Series B Preferred Stock). No shares have been issued.


                                                                            F-21
                                       49

                 The Hartcourt Companies, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements




13. Commitments

On  June  23,  1995,  the  Company   entered  into  an  Agreement  and  Plan  of
Reorganization with Pego Systems, Inc. (Pego) and the shareholders of Pego pursuant to which the Company agreed to acquire all of the outstanding shares of Pego common stock in exchange for 1,500,000 shares of the Company's Class A Preferred Stock, which is convertible into common stock, and a promissory note in the amount of $500,000 payable in two equal installments. The first installment is due 60 days after the approval by the Securities and Exchange Commission of a $5,000,000 public offering, and the second installment is due 60 days thereafter. The transaction is expected to close upon receipt of the audited financial statements of Pego. Neither of the above two events are currently in process. The owner of Pego is a current director of the Company. See Note 17.

The Company has issued a letter of intent dated June 10, 1995 to acquire Abel Pen Company (Abel), a California corporation located in San Francisco, California. Abel has been in business for the last twenty years and is a wholesaler of writing instruments and other office supplies. In 1994, Abel's sales were approximately $2 million with a net income of $50,000. The purchase price for this acquisition is to be $450,000, $200,000 cash and $250,000 of the Company's Preferred Stock.


In January 1995, the Company entered into a preliminary agreement with Alfa Pen Company to set up a joint venture in Slovakia (Slovakia JV). Upon receipt of the necessary financing, the Company intends to contribute $2,000,000 for 51% of the equity of the Slovakia JV. If the Slovakia JV is successfully established, a new factory will be set up outside of the Province of Slovakia and it will be custom designed for the production of writing instruments. Consummation of this acquisition is subject to raising the necessary financing.


                                                                            F-22
                                       50

                 The Hartcourt Companies, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements




13. Commitments
    (Continued)

In June 1994, the Company signed a preliminary agreement to create a joint venture (Shanghai JV) with the largest ball pen manufacturing company in China, the Shanghai Ball Pen Company. The agreement calls for a total investment of Hartcourt of $4 million to obtain a 55% share in the joint venture. This agreement was executed subject to the Company obtaining adequate funding for the $4 million from outside investors and receipt of government approvals. The Company is seeking to raise the $4 million through a private placement effort to be undertaken by a financial institution in Hong Kong and/or in combination with the public offering discussed in the following paragraph.

The Company intends to finance the acquisition of the Shanghai JV, Pego and Abel through bank financing and a public offering of convertible debentures. The Company has received a letter of intent from an underwriter with respect to a $5,000,000 offering which is expected to be filed with the Securities and Exchange Commission in August 1996. The offering, which is on a "best efforts" basis, is expected to commence in August 1996.

14. Fair Value

The Company has cash, receivables, and accounts payable for which the carrying value approximates fair value due to the short-term nature of these instruments.

The carrying value of notes payable and long-term debt approximates fair value at December 31, 1995 and 1994 since these notes substantially bear interest at floating rates based upon the lenders' "prime" rate. The fair value of debt bearing fixed interest rates cannot be estimated due to the present default status. The fair value of amounts due to/from minority shareholder cannot be estimated due to their related party nature.

15. Supplemental Disclosure of
    Cash Flow Information

During 1995, $9,524 of interest payments were made. In 1994, no interest payments were made. No income tax payments were made during 1995 and 1994.

Interest totaling $167,261 was capitalized to property and equipment in 1995 and $323,840 was capitalized to construction in progress in 1994.


                                                                            F-23
                                       51

                 The Hartcourt Companies, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements




15. Supplemental Disclosure of
    Cash Flow Information
    (Continued)

The Company entered into a capital lease for new equipment with a fair value of $700,000 in 1994.

During 1994, the Company acquired a 60% interest in Xinhui JV in a transaction valued at $2,149,200. The acquisition was recorded under the purchase method of accounting. The fair values of Xinhui JV's assets and liabilities at the date of acquisition are presented below:

     Cash                                         $137,824
     Inventories                                     3,051
     Prepaid expenses and deposits                 801,380
     Property, plant and equipment                 179,043
     Construction in progress                    5,711,913
     Intangibles                                   714,919
     Accounts payable and accrued expenses        (362,351)
     Capital lease obligation                     (700,000)
     Bank loans                                 (1,378,477)
     Other loans                                (1,525,302)
                                                -----------
     Net assets                                  3,582,000
     Acquired interest                               60.00%
                                                -----------
                                                $2,149,200
                                                ===========



16. Related Party Transactions

During the past two years, the Company made advances amounting to $168,575 to a related party. All these advances were unsecured, non-interest bearing, due on demand and outstanding as of December 31, 1995.

In addition, a related party loaned the Company $272,416. This loan bears interest at 24%, has no underlying collateral or defined repayment terms and is outstanding as of December 31, 1995.


                                                                            F-24
                                       52

                 The Hartcourt Companies, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements



17. Subsequent Events

In January 1996, the Company signed a memorandum of understanding with Yafa Pen Company, Inc. (Yafa) in which the Company agreed to (1) lend Yafa $200,000
(Note) which will be collateralized by a pledge of all of the outstanding shares of the common stock of Yafa, plus a personal guarantee by Yafa's President; (2) acquire all of the issued and outstanding shares of Yafa for $285,000; and (3) reduce the purchase price by offsetting the total amount of principal and interest due under the Note on the date the transaction is consummated. Yafa's President shall receive shares of restricted common stock of the Company in an amount equal to $175,000. The price per share shall be the average price per the ten trading days prior to the date the acquisition of the Yafa stock is consummated. The Company will buy back $75,000 of the restricted shares of common stock within twelve months of the date of the closing of the Yafa transaction. The price per share for the repurchase shall be determined by the same formula noted above. In addition, the Company would have an option to purchase the building in which Yafa operates in exchange for 100,000 shares of the Company's Series D Preferred Stock (Series D). The rights and preferences of Series D have not yet been defined.

The Company entered into a series of equity-related transactions, the most significant of which occurred in March 1996. On March 21, 1996, the Company entered into a purchase contract with a third party which resulted in the issuance of 60,000 shares of common stock in exchange for a complete line of cosmetics, including inventory marketed under a brand name, which was valued at $310,815. The Company intends to ship the line of cosmetics to China for resale.

As indicated in Note 13, the Company entered into an Agreement and Plan of Reorganization ("Agreement") with Pego and the shareholders of Pego to acquire all of the outstanding shares of Pego common stock in exchange for 1,500,000 shares of the Company's Class A Preferred stock. On April 30, 1996, the Agreement was amended so that the Company would issue 1,740,000 shares of its $.01 par value Series B Preferred Stock with specified rights and privileges.

                                                                            F-25
                                       53

                          THE HARTCOURT COMPANIES, INC.
                                AND SUBSIDIARIES


                        Consolidated Financial Statements
                                   (Unaudited)
                        Quarter Ended September 30, 1996

                 THE HARTCOURT COMPANIES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                   Unaudited

                                                            September 30,
                                                          1996           1995
                                                      -----------   -----------
ASSETS
Current assets:
    Cash                                              $     7,430   $    92,800
    Accounts Receivable                                   624,019       156,722
    Inventories                                           413,019       844,293
    Prepaid expenses                                                     89,238
    Amount due from shareholder                                         114,671
    Common stock subscriptions receivable                               300,000
                                                      -----------   -----------
        Total current assets                            1,044,468     1,597,724
Property, plant and equipment, net of
    accumulated depreciation                               41,827     6,016,290
Construction in progress                                              2,846,107
Investments                                            33,999,994
Other assets                                              339,848       225,028
Intangible assets, net of amortization                                  753,324
                                                      -----------   -----------
        TOTAL ASSETS                                  $35,426,137   $11,438,473
                                                      ===========   ===========

                 THE HARTCOURT COMPANIES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                   Unaudited

                                                            September 30,
                                                          1996           1995
                                                      -----------   -----------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
    Accounts payable and accrued expenses             $   697,707   $   811,821
    Bank loans                                                          776,629
    Current portion of obligations under
        capital lease                                     700,000       114,950
    Current portion of long-term debt                                 1,430,288
    Other loans                                            11,246     1,919,885
                                                      -----------   -----------
        Total current liabilities                       1,408,953     5,053,573

Obligations under capital lease, less
    current portion                                                     585,050
Long-term debt, less current portion                   12,139,397     1,050,594
Loan from shareholder
Minority interest                                                     2,360,257
Commitments and contingencies
Shareholders' equity:
    Original preferred stock - $0.001 par value:
        1,000 shares authorized, issued and
        outstanding                                            10            10
    Common stock - $0.001 par value; 50 million
        (100 million in 1995) shares authorized;
        9,284,718 shares (13,729,018 in 1995)
        issued and outstanding                             21,129        16,127
    Additional paid in capital                         23,587,205     3,328,781
    Treasury stock                                       (341,218)
    Deficit accumulated during the
        development stage                              (1,389,339)   (1,094,387)
    Foreign currency translation adjustment                             138,468
                                                      -----------   -----------
         Total shareholders' equity                    21,877,787     2,388,999
                                                      -----------   -----------

         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $35,426,137   $11,438,473
                                                      ===========   ===========

           See accompanying note to consolidated financial statements

                 THE HARTCOURT COMPANIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                    Unaudited


                                                            Nine months ended
                                                              September 30,
                                                            1996         1995
                                                         ----------   ----------


Sales                                                    $ 374,367    $ 220,840

Cost of sales                                              556,684      142,326
                                                         ----------   ----------
Gross profit (loss)                                       (182,317)      78,514

Other income (loss))                                       (36,510)       2,455
                                                         ----------   ----------
          Net revenues                                    (218,827)      80,969

General and administrative expenses                        388,853      633,355
                                                         ----------   ----------

          Net loss                                       $(607,680)   $(552,386)
                                                         ==========   ==========






      See accompanying note to consolidated condensed financial statement.

                 THE HARTCOURT COMPANIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                    Unaudited
                                                          Nine months ended
                                                            September 30,
Increase (Decrease) in Cash                              1996            1995
                                                     ------------    -----------
Cash flows from operating activities:

    Net loss                                         $  (607,680)    $ (552,388)
                                                     ------------    -----------
    Adjustments to reconcile net loss to net
     cash used in operating activities:
      Depreciation and amortization                        4,280
      Changes in:
        Accounts receivable                             (554,900)      (147,071)
        Inventories                                      598,313       (126,658)
        Prepaid expenses                                  72,051        110,325
        Amount due from joint venture partner            168,575        (12,528)
        Loan from shareholder                           (272,416)
        Common stock subscriptions receivable                          (100,000)
        Accounts payable and accrued expenses         (1,343,958)        18,953
                                                     ------------    -----------
    Total adjustments                                 (1,328,055)      (256,980)
                                                     ------------    -----------
        Net cash used in operating activities         (1,935,735)      (809,366)
                                                     ------------    -----------
Cash flows from investing activities:
   Purchase of property, plant and equipment                         (5,605,711)
   Construction in progress                                           3,868,420
   Investments                                       (29,370,830)
   Deposits                                                             392,555
   Purchase of other assets                             (316,667)       (38,405)
                                                     ------------    -----------
        Net cash used in investing activities        (29,687,497)    (1,383,141)
                                                     ------------    -----------
Cash flows from financing activities
   Issuance of common stock for investments
        and to pay off debt                           19,839,708
   Loan from bank of China                                              419,810
   Loans from banks and others                        11,648,907        878,775
   Decrease in minority interest                                       (101,731)
   Additional paid-in capital                                            52,500
   Receipts on common stock subscriptions                               700,000
                                                     ------------    -----------
        Net cash provided by financing activities     31,488,615      1,949,354
                                                     ------------    -----------
Effect of exchange rate changes on cash                                 139,383

Net increase (decrease) in cash                         (134,617)      (103,770)

Cash, beginning of year                                  142,047        196,570
                                                     ------------    -----------
    Cash, September 30                               $     7,430     $   92,800
                                                     ============    ===========

     See accompanying note to consolidated condensed financial statements.

                 THE HARTCOURT COMPANIES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     NINE MONTHS ENDED SEPTEMBER 30, 1995
                                   Unaudited

                                                                                                 Foreign
                                                                     Additional                  Currency
                             Preferred Stock      Common Stock         Paid in     Accumulated  Translation   Treasury
                              Shares  Amount   Shares      Amount      Capital       Deficit    Adjustment     Stock       Total
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995     1,000   $10   13,729,018   $13,729   $ 3,413,679   ($2,135,892)   $113,344                $1,404,870

Shares issued to attorney for
  work on private placement
  and obtaining public shell                    135,000       135       527,715                                             527,850
Return of 47,746 shares by
  attorney and held in
  treasury                                                                                                   (341,218)     (341,218)
Shares issued in payment of
  outstanding liabilities on
  behalf of Xin Hui joint
  venture                                        25,000        25       106,730                                             106,755
Shares issued in connection
  with purchase of
  inventories                                    66,335        66       330,099                                             330,165
Shares issued in settlement
  of accounts payable                               560                   2,813                                               2,813
3% stock dividend as of                                                                                                           -
  5/3/96                                        417,872       418                        (418)
3% stock dividend as of
  7/31/96                                       431,386       431                        (431)                                    -
One for five reverse stock
  split as of 8/1/96                        (11,844,154)                                                                          -
Shares issued to acquire
  certain investments                         5,898,700     5,899    18,994,095                                          18,999,994
Shares issued in conversion
  of debt to equity                             425,000       426       212,074                                             212,500
Sale of Harcourt Investments
  (USA), Inc.                                                                       1,355,082    (113,344)                1,241,738
Net loss                                                                             (607,680)                             (607,680)
------------------------------------------------------------------------------------------------------------------------------------
Balances, September 30, 1996   1,000   $10    9,284,717   $21,129   $23,587,205   ($1,389,339)          -   ($341,218)  $21,877,787
                             =======================================================================================================

      See accompanying note to consolidated condensed financial statement.

                 THE HARTCOURT COMPANIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                    UNAUDITED

1. Basis of Presentation

   The accompanying unaudited consolidated financial statements for The Hartcourt Companies, Inc. and Subsidiaries (the "Company") as of September 30, 1996 and for the nine month periods ended September 30, 1996 and 1995 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included. These results have been determined on the basis of generally accepted accounting principles and practices applied consistently with those used in the preparation of the Company's 1995 Annual Report.

   These consolidated condensed financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto incorporated by reference to the Company's Annual Report for the year ended December 31, 1995.

   The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for any other period or for the full year.

2. Sale of Harcourt Investments, Inc.

   In September 1996 the Company sold its wholly-owned subsidiary, Harcourt Investments, Inc., to CKES, a Nevada Corporation. Harcourt Investments owned a 52% interest in XinHui Harchy Modern Pens, Ltd., a joint venture in the Peoples Republic of China. The shares of Harcourt Investments were sold for $3 million which is payable in 60 equal monthly installments of $50,000 each, beginning October 1, 1999. Interest accrues at 6% per annum and is payable at the end of the loan period.

   Remaining on the Company's financial statements, related to the Chinese joint venture, is an account receivable of approximately $544,000 and a capitalized lease of $700,000.

3. Investment in Beijing Apartment Complex

   In August 1996 the Company purchased an apartment complex located near Beijing, China for $22 million from NuOasis International, Inc. The purchase price included the issuance of 4 million shares of common stock, valued at $10 million, and a promissory note to NuOasis for $12 million. The Note is due and payable on August 17, 1997 or, if construction is not complete, then the note is extended to the date the certificate of occupancy is received.

4. Investment in Alaskan Gold Claims

   In September 1996 the Company purchased several gold mining claims encompassing 320 acres of land in the state of Alaska for $6 million. The purchase was made by issuing 1,298,700 shares of the Company's common stock. The value of the purchase was supported by a current appraisal.

5. Purchase of Cosmetic Inventory

   In March 1996 the Company purchased a line of cosmetics and related supplies from Camille St. Moritz for $300,000. The purchase was made by the issuance of 60,000 shares of common stock.

                                    PART III

Item 1.  Index to Exhibits

         The following list describes the exhibits filed as part of this registration statement on Form 10-SB:

Exhibit
  No.                      Description of Document                        Page
-------   ------------------------------------------------------------    -----

2.01      Agreement and Plan of Reorganization, dated November 5,
          1994 among Stardust, Inc.-Production-Recording-Promotion,
          Hartcourt Investments (USA) Inc. ("Harcourt USA") and the
          shareholders of Harcourt USA.                                     65

2.02      Agreement and Plan or Reorganization dated December 1,
          1994 Among Harcourt USA. The Hartcourt Pen Factory, Inc.
          ("Hartcourt Pen") and the Hartcourt Pen shareholder.              75

3.01      Articles of Incorporation of the Company, as amended.             85

3.02      Bylaws of the Company.                                            92

3.03      Amendment to the Bylaws of the Company.                           99

4.01      Articles of Amendment to Articles of Incorporation of the
          Company Regarding the Creation of Preferred stock and the
          Statement of Rights and Preferences of Common Stock,
          Original Preferred Stock and Class A Preferred Stock.            100

10.01     Lease between the Company and Larry M. Mitobe for the
          Company's headquarters facility, dated April 9, 1996.            108

10.02     Equipment Lease between Harcourt USA and Anja Engineering
          Corporation, dated April 4,1994.                                 113

10.03     Stock Exchange Agreement between Harcourt USA and Eastern
          Rocester, dated August 8, 1994.                                  119

Exhibit
  No.                      Description of Document                        Page
-------   ------------------------------------------------------------    -----

10.04     1995 Stock Option Plan.                                          121

10.05     Purchase Contract between The Hartcourt Companies, Inc.
          and Exceptional Specialty Products, Inc., dated March 21,
          1996.                                                            131

10.06     Purchase and Sale Agreement, dated August 8, 1996, between
          The Hartcourt Companies, Inc. and NuOasis International,
          Inc., and Addendum to Purchase and Sale Contract.                134

10.07     Convertible Secured Promissory Note, dated August 8, 1996, in connection with Purchase and Sale Agreement, dated
          August 8, 1996 between The Hartcourt Companies, Inc. And
          NuOasis International, Inc.                                      149

10.08     Convertible Secured Promissory Note, dated August 8, 1996,
          In connection with Purchase and Sale Agreement, dated
          August 8, 1996 between The Hartcourt Companies, Inc. and
          NuOasis International, Inc., as amended.                         153

10.09     Sales Agreement, dated September 17, 1996, between The
          Hartcourt Companies, Inc. and Promed International Ltd.          157

10.10     Sales Agreement, dated September 17, 1996, between The
          Hartcourt Companies, Inc. and Mandarin Overseas Investment
          Co., Ltd.                                                        159

10.11     Purchase and Sale Agreement, dated September 27, 1996,
          between The Hartcourt Companies, Inc. and CKES
          Acquisitions, Inc.                                               161

10.12     Secured Promissory Note, dated September 27, 1996, in
          connection with Purchase and Sale Agreement between The
          Hartcourt Companies, Inc. and CKES Acquisitions, Inc.            164

21.01     Subsidiaries of the Company.                                     167

27.01     Financial Data Schedule.                                         168

                             SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                          THE HARTCOURT COMPANIES, INC.



Date: January 14, 1997            By:/s/ Alan V. Phan
-----------------------           -------------------------------------
                                    Alan V. Phan, Chairman of the Board,
                                    President, Chief Executive Officer and
                                    Chief Financial Officer